Exhibit 99.2

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

SHANGPHARMA HOLDINGS LIMITED,

SHANGPHARMA PARENT LIMITED,

SHANGPHARMA MERGER SUB LIMITED,

and

SHANGPHARMA CORPORATION

Dated as of December 21, 2012

i

TABLE OF CONTENTS

(contiuned)

Appendix 1: Cayman Plan of Merger

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2012 (this “Agreement”), among SHANGPHARMA HOLDINGS LIMITED, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Holdings”), SHANGPHARMA PARENT LIMITED, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), SHANGPHARMA MERGER SUB LIMITED, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and SHANGPHARMA CORPORATION, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (2012 Revision) of the Cayman Islands (the “Cayman Companies Law”), Merger Sub be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), and;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee (as defined below), has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery, and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company pursuant to the Cayman Companies Law and to whom the Company will send notice of the Shareholders’ Meeting (as defined below) to approve this Agreement after the execution and delivery of this Agreement;

WHEREAS, the board of directors of each of Holdings, Parent and Merger Sub has (i) approved the execution, delivery, and performance by Holdings, Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (ii) declared it advisable for Holdings, Parent and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, each of (i) Mr. Michael Xin Hui (“Founder”), and (ii) TPG Star, L.P., a Delaware limited partnership (“TPG Star”), and TPG Biotechnology Partners II, L.P., a Delaware limited partnership (“TPG Biotech” and together with TPG Star, the “TPG Funds”) (each of Founder, TPG Star and TPG Biotech, a “Guarantor” and collectively, the “Guarantors”) are entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Holdings, Parent and Merger Sub under this Agreement;

WHEREAS, on the date of this Agreement, Holdings, Parent, the Rollover Shareholders (as defined below) are entering into the Contribution Agreement (the “Contribution Agreement”) pursuant to which the Rollover Shareholders have agreed, among other things and subject to the terms and conditions set forth therein, to not transfer their Rollover Shares (as defined below), and to contribute their Rollover Shares to Holdings in connection with the Merger in exchange for newly issued shares of Holdings prior to the consummation of the Merger; and

WHEREAS, on the date of this Agreement, the Rollover Shareholders, Holdings, Parent and the Company are entering into a Voting Agreement (the “Voting Agreement”) pursuant to which the Rollover Shareholders have agreed to vote all Shares owned by them at the Shareholders’ Meeting in favor of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Holdings, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Cayman Plan of Merger and in accordance with the Cayman Companies Law, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease by the Registrar of Companies striking Merger Sub off the Register of Companies. The Company shall be the surviving company in the Merger (the “Surviving Corporation”) and all the undertakings, property of every description, assets, rights, privileges, immunities, powers, and franchises of each of the Company and Merger Sub shall vest in the Company and all debts, liabilities, duties and obligations of each of Merger Sub and the Company shall become the debts, liabilities, duties and obligations of the Company and the Company shall continue to be governed by the Cayman Companies Law as a wholly-owned subsidiary of Parent.

Section 1.2 Closing. Unless otherwise mutually agreed in writing between the Company, Holdings, Merger Sub and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Ropes & Gray, 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, commencing at 9:00 a.m. (Hong Kong time) on the first (1st) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE VII (excluding conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. As soon as practicable on the Closing Date, subject to the provisions of this Agreement, (i) Merger Sub and the Company shall execute and file with the Registrar of Companies of the Cayman Islands a plan of merger substantially in the form contained in Appendix 1 hereto (the “Cayman Plan of Merger”) together with such other appropriate recordings, declarations and documents required to effect the Merger under, in such forms as are required by, and executed in accordance with, the Cayman Companies Law (the Cayman Plan of Merger together with such other recordings, declarations and documents are herein referred to as the “Merger Documents”) and (ii) Parent shall deliver an irrevocable request to the Lender to draw down the proceeds of the Debt Financing (or deliver an irrevocable request to the Financing Sources of the Alternative Financing, if applicable, to draw down the proceeds of the Alternative Financing). The Merger shall become effective at the date agreed by Parent and the Company as specified in the Cayman Plan of Merger (such date being no earlier than the Closing Date and no later than the fifth (5th) Business Day following the Closing Date) (the date and time the Merger becomes effective in accordance with the Cayman Companies Law being the “Effective Time”).

ARTICLE II

MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION

Section 2.1 Memorandum and Articles of Association of the Surviving Corporation. As of the Effective Time, and without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation (the “Surviving Corporation Memorandum and Articles of Association”) shall be amended to be and read as follows: “The name of the corporation is ShangPharma Corporation” until thereafter changed or amended as provided therein or by applicable Law. The rights and restrictions attached to the shares in the capital of the Surviving Corporation shall be as set out in the Surviving Corporation Memorandum and Articles of Association.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

Section 3.1 Directors. Subject to applicable Law, the parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Memorandum and Articles of Association.

Section 3.2 Officers. Subject to applicable Law, the parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Memorandum and Articles of Association.

Section 3.3 Taking of Necessary Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right and title to, and possession of, all assets, property, rights, privileges, immunities, powers and franchises of the Company and the Merger Sub, the Surviving Corporation and the directors and officers of the Surviving Company shall take all lawful and necessary action, consistent with this Agreement on behalf of the Company, the Merger Sub and the Surviving Corporation.

ARTICLE IV

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES; CERTAIN ADJUSTMENTS

Section 4.1 Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Holdings, Parent, Merger Sub or the holders of any Shares (including Shares represented by ADSs) of the Company:

(a) Merger Consideration. Each ordinary share, par value $0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares (the “ADSs”), each representing 18 Shares, issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and Shares owned by holders of Shares that have validly exercised and perfected and not effectively withdrawn or lost their appraisal or other rights pursuant to Section 238 of the Cayman Companies Law (the “Dissenting Shareholders” and the Shares owned by the Dissenting Shareholders, the “Dissenting Shares”), shall be cancelled and cease to exist and shall be converted into and exchanged for the right to receive $0.50 in cash per Share without interest (the “Per Share Merger Consideration”), and each Dissenting Share shall be cancelled and cease to exist and shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). As each ADS represents 18 Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares and Dissenting Shares, shall represent the right to receive $9.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement. At the Effective Time, all of the Shares (including Shares represented by ADSs) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share recorded as issued in the register of members of the Company immediately prior to the Effective Time, other than Excluded Shares and Dissenting Shares, including Shares represented by a certificate or certificates (the “Share Certificates”) and Shares not represented by Share Certificates (the “Uncertificated Shares”), shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and each Dissenting Share shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively (i) the Rollover Shares, (ii) Shares and ADSs beneficially owned immediately prior to the Effective Time by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to the Depositary and reserved for future grants under the Company Plans (the “Company Treasury Shares”), and (iii) such number of Shares owned by ChemExplorer Investment Holdings Limited and ChemPartner Investment Holdings Limited as are required to fully settle any and all Vested Company RSUs that are unsettled as of the Closing Date and were granted under (A) the Founder’s 2008 Equity and Performance Incentive Plan dated May 2008 or (B) the Company’s 2010 Share Incentive Plan (the “Founder Plan RSU Shares”).

(b) Treatment of Company Treasury Shares. Each of the Company Treasury Shares shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be surrendered and cancelled, and shall cease to exist without payment of any consideration or distribution therefor.

(c) Treatment of Rollover Shares. Each of the Rollover Shares outstanding immediately prior to the Effective Time shall be exchanged for one fully paid and non-assessable ordinary share, par value $0.001 per share, of the Surviving Corporation.

(d) Treatment of Founder Plan RSU Shares. Each of the Founder Plan RSU Shares shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be surrendered and cancelled, and shall cease to exist without payment of any consideration or distribution therefor.

(e) Treatment of ADSs Representing Company Treasury Shares or Rollover Shares. Each ADS that represents a Rollover Share or Company Treasury Share immediately prior to the Effective Time shall be surrendered to the Depositary for cancellation without payment of any consideration or distribution therefor, and each such Rollover Share underlying such cancelled ADS shall be treated as set forth in Section 4.1(c) and each such Company Treasury Share underlying such cancelled ADS shall be treated as set forth in Section 4.1(b).

(f) Merger Sub. Each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the Surviving Corporation. Such ordinary shares, together with the ordinary shares referred to in Section 4.1(c), shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(g) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders’ Meeting has been sent to such shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of the Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

Section 4.2 Exchange of Certificates.

(a) Paying Agent. At the Effective Time, Holdings or Parent shall deposit, or shall cause to be deposited, with a bank, trust company or other entity selected by Parent and is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”) for the benefit of the holders of Shares, ADSs, Company Options, and Vested Company RSUs a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 4.1(a), Section 4.2(f), Section 4.3(b) and Section 4.3(c) (subject, in the case of amounts required to make payments under Section 4.3(b) and Section 4.3(c), to the provisions of Section 4.2(c)) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in the case of payments under Section 4.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Parent shall enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Parent. The Paying Agent shall invest the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation in (i) short-term direct obligations of the United States of America, (ii) short-term obligations which have the full faith and credit of the United States of America for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a), Section 4.2(f), Section 4.3(b) and Section 4.3(c) shall be returned to the Surviving Corporation in accordance with Section 4.2(c). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Section 4.2(f), Section 4.3(b) and Section 4.3(c), Holdings or Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a), Section 4.2(f), Section 4.3(b) and Section 4.3(c).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of record holders and (y) three (3) Business Days in the case of the Depository Trust Company or its nominee on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), Holdings, Parent and the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares and Dissenting Shares and the Depositary), (i) a letter of transmittal (which shall be in customary form for a Cayman Islands-incorporated company and shall specify that delivery will be effected, and risk of loss and title to the Share Certificates will pass, only upon delivery of such Share Certificates to the Paying Agent (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)), and the manner in which the delivery of the Payment Fund to registered holders of Ordinary Shares shall be effected, and such other provisions as Parent and the Company may reasonably agree), and (ii) instructions for effecting the delivery of Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificate as provided in Section 4.2(e)) and, in the case of Uncertificated Shares, such other documents as may be required in exchange for the Per Share Merger Consideration. Upon delivery to the Paying Agent of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and either (A) in the case of Shares represented by Share Certificates, the applicable Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)), or (B) in the case of Uncertificated Shares, confirmation by the Company that the Uncertificated Shares have been cancelled, in each case, in accordance with the terms of such letter of transmittal, the holder of such Share Certificate or Uncertificated Shares shall be entitled to receive, in exchange therefor, payment in the amount (after giving effect to any Tax withholdings as provided in Section 4.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or the number of Uncertificated Shares, as the case may be, multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so delivered shall forthwith be marked as cancelled. Prior to the Effective Time, Holdings, Parent and the Company shall establish procedures with the Paying Agent and the Depositary (and following the Effective Time, Holdings, Parent and the Surviving Corporation shall take such measures as are necessary) to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares or Dissenting Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (less any applicable ADS cancellation fees and related charges and expenses of the Depositary, and withholding Taxes as provided in Section 4.2(h)) pro rata to their holdings of ADSs upon delivery by them of the ADSs. No interest shall be paid or will accrue on any amount payable in respect of Shares, ADSs, Company Options, and Company RSUs pursuant to the provisions of this ARTICLE IV. In the event that a transfer of ownership of Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Shares are registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of the Paying Agent of such Person’s entitlement to the relevant Company Share and if the Person requesting such payment has paid to the Paying Agent any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Shares, or established to the satisfaction of the Paying Agent that such transfer Taxes have been paid or are otherwise not payable.

(c) Payment of Company Options and Vested Company RSU Payments. As promptly as practicable after the Effective Time (and in any event not later than the third Business Day following the Effective Time), Holdings and Parent shall cause the Paying Agent to transmit to the Surviving Corporation and/or one of its subsidiaries an amount in cash in immediately available funds equal to the amounts required to be paid to former holders of Company Options and Vested Company RSUs pursuant to Section 4.3(b) and Section 4.3(c); provided, that, notwithstanding Section 4.2(a), Parent may, in lieu of depositing the amounts required to be paid under Section 4.3(b) and Section 4.3(c) to the Paying Agent pursuant to Section 4.2(a), transmit such amounts by wire transfer of immediately available funds to the Surviving Corporation and/or one of its subsidiaries at the Effective Time, whereupon all other obligations under this Section 4.2(c) shall terminate.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this ARTICLE IV upon due delivery of its letter of transmittal and Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)) or, in the case of Uncertificated Shares, such other documents as may be required by the Surviving Corporation to show such Person is entitled to the Per Share Merger Consideration in respect of such Uncertificated Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Holdings, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Holdings, Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f) Dissenters’ Rights. No Dissenting Shareholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares but shall instead be entitled to receive such payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Dissenting Shares, provided that, notwithstanding the foregoing, if any holder of Shares fails to exercise or perfect their dissenter’s rights before the Effective Time, or any Dissenting Shareholder has withdrawn or lost such rights under Section 238 of the Cayman Companies Law, they will thereupon cease to be Dissenting Shareholders and their Shares will thereupon (i) cease to be Dissenting Shares and (ii) be cancelled and converted into, and will become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 4.1(a). The Company shall give Parent (i) prompt notice of any written objections, notices, petitions or attempted withdrawals of such objections, notices, petitions or other communications served pursuant to applicable Law that are received by the Company relating to the Company shareholders’ entitlement to dissent, and (ii) the opportunity to direct all negotiations and proceedings with respect to dissenters’ rights under the Cayman Companies Law. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the Cayman Companies Law within two (2) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and Per ADS Merger Consideration paid in respect of the Shares upon their exchange in accordance with the terms of this ARTICLE IV shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares (including Shares represented by ADSs), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate or indemnity in relation to any missing Share Certificate, Uncertificated Share (together with such other documents as required under Section 4.2(b)) or ADS is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, the shares underlying such Share Certificate, Uncertificated Share or ADS shall be cancelled and (except for Excluded Shares) exchanged for the cash amount as provided in this ARTICLE IV.

(h) Tax Withholding. Each of Holdings, Parent, the Surviving Corporation, the Paying Agent and the Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law. To the extent that amounts are so withheld by Holdings, Parent, the Surviving Corporation, the Paying Agent or the Depositary, and paid over to the appropriate Governmental Entity by Parent, the Surviving Corporation, the Paying Agent or the Depositary, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement dated October 19, 2010 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Agreement of Fair Value. Holdings, Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238 of the Cayman Companies Law.

Section 4.3 Company Options and Company RSUs.

(a) Company Actions. Prior to the Effective Time, the Company (or, as applicable, the board of directors of the Company or the Compensation Committee thereof) shall, and the Company, Holdings and Parent shall use their respective reasonable best efforts to cause the Founder to, adopt such resolutions and take such actions as are necessary to (i) terminate the Company Plans and all outstanding Company Options and Company RSUs as of the Effective Time, without any liability with respect thereto (other than as provided in this Section 4.3), (ii) provide Parent with copies of all proposed documentation relating to the foregoing, and (iii) ensure that from and after the Effective Time neither Holdings, Parent nor the Surviving Corporation will be required to issue Shares, other share capital of the Company or the Surviving Corporation, or any other consideration (other than as required by this Section 4.3) to any Person pursuant to or in settlement of the Company Options and the Company RSUs or have any liability with respect thereto (other than as provided in this Section 4.3).

(b) Treatment of Company Options. As of the Effective Time, each Company Option (or portion thereof) that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for the right to receive, and Parent shall cause the Surviving Corporation to pay to such holder of Company Options, at or as soon as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days after the Effective time), a cash amount equal to (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration, over (y) the exercise price payable per Share issuable under such Company Option immediately prior to the Effective Time, net of any applicable withholding Taxes as provided in Section 4.2(h). Each holder of Company Options is personally responsible for the reporting and payment of all Taxes (other than the Company’s reporting and withholding obligations under applicable Law) related to such payment. For the avoidance of doubt, each holder of a Company Option with a per Share exercise price that is equal to or greater than the Per Share Merger Consideration shall not be entitled to receive any payment in exchange for the cancellation of such Company Option.

(c) Treatment of Vested Company RSUs. As of the Effective Time, each Company RSU that is then outstanding and vested, but not yet settled for Shares (each, a “Vested Company RSU”), other than any Vested Company RSUs (if any) constituting Rollover Shares, shall be cancelled and converted into and exchanged for the right to receive, and Parent shall cause the Surviving Corporation to pay to such holder of Vested Company RSUs, as soon as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days after the Effective time), a cash amount equal to the product of (x) the number of Shares previously subject to such Vested Company RSU immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration, net of any applicable withholding Taxes as provided in Section 4.2(h). Each holder of the Vested Company RSU is personally responsible for the reporting and payment of all Taxes (other than the Company’s reporting and withholding obligations under applicable Law) related to such payment.

(d) Treatment of Unvested Company RSUs. As of the Effective Time, each Company RSU that is then outstanding and unvested (each, an “Unvested Company RSU”) shall be cancelled and converted into and exchanged for the right to receive a restricted cash award (“RCA”) having an aggregate amount equal to the product of (x) the total number of Shares subject to such Unvested Company RSU immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration. Each RCA shall be subject to the same terms and conditions, including vesting schedules, as were applicable to the corresponding Unvested Company RSUs without giving effect to the transactions contemplated herein. On the date, and to the extent, that the Unvested Company RSUs would have become vested without giving effect to the transactions contemplated herein, such corresponding portion of the RCA will be paid in US dollars (or an equivalent amount in RMB) to the holder of such RCA, net of any applicable withholding Taxes as provided in Section 4.2(h). Each holder of RCAs is personally responsible for the reporting and payment of all Taxes (other than the Surviving Corporation’s reporting and withholding obligations under applicable Law) related to such payment.

Section 4.4 Certain Adjustments. In the event that the Company changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding between the date of this Agreement and the Effective Time by reason of the occurrence or record date of any reclassification, share split (including a reverse share split) or combination, exchange or readjustment of shares, share dividend or distribution paid in shares, or any similar transaction, the Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to reflect such reclassification, recapitalization, share split (including reverse share split) or combination, exchange or readjustment of shares, or any share dividend or distribution paid in shares or other similar transaction and to provide to the holders of Shares (including Shares represented by ADSs), Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.1 Company Representations and Warranties. Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered by the Company to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or as disclosed in reasonable detail in the SEC Reports prior to the date of this Agreement (without giving effect to any amendment to any such SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein, other than any specific factual information contained therein), the Company hereby represents and warrants to Holdings, Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated, organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company Subsidiaries is a legal entity duly organized or formed and validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of its organization or formation, and each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure of the Company or any Company Subsidiary to have such power or authority has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed or in good standing as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) Memorandum and Articles of Association.

(i) The Company has furnished or otherwise made available to Parent a true, complete and correct copy of the memorandum and articles of association of the Company, as amended and restated to date (the “Company Memorandum and Articles of Association”) as currently in effect. The Company Memorandum and Articles of Association are in full force and effect and the Company is not in violation of any of its provisions in any material respect.

(ii) The Company has furnished or otherwise made available to Parent a true, complete and correct copy of the memorandum and articles of association or similar formation document of each Company Subsidiary (each, a “Company Subsidiary Memorandum and Articles of Association”) and each as so delivered is in full force and effect. The Company Subsidiary Memorandum and Articles of Association of each Company Subsidiary which is a significant subsidiary (as defined under Rule 1-02 of Regulation S-X of the SEC) is in full force and effect and no such Company Subsidiary is in violation of the provisions of its respective Company Subsidiary Memorandum and Articles of Association in any material respect.

(c) Capital Structure.

(i) The authorized share capital of the Company is US$500,000 divided into 500,000,000 Shares. As of December 14, 2012 (the “Reference Date”): (A) 353,600,000 Shares were issued and outstanding, which number includes 3,699,306 Shares represented by ADSs held in brokerage accounts in the Company’s name and 16,700,184 Shares issued to the Depositary in anticipation of the vesting of Company Options and Company RSUs granted under the Company Plans, and (B) no Shares were held by the Company as treasury shares and no Shares were held by any Company Subsidiary. As of the Reference Date, there were (A) outstanding Company Options to purchase 28,609,344 Shares in the aggregate, (B) outstanding Unvested Company RSUs with respect to 8,112,006 Shares in the aggregate, and (C) outstanding Vested Company RSUs that have not been settled by the Company or Founder, as the case may be, with respect to 15,003,792 Shares in the aggregate. From the close of business on the Reference Date until the date of this Agreement, no options or warrants to purchase, or other instruments convertible into, Shares have been granted and no share capital of the Company have been issued, except for (A) Shares issued pursuant to the exercise of Company Options outstanding as of the close of business on the Reference Date in accordance with their respective terms, or (B) Shares issued upon the vesting and settlement of the Company RSUs outstanding as of the close of business on the Reference Date, in accordance with their respective terms.

(ii) Except as set forth above in Section 5.1(c)(i) and save for the ADSs and the Deposit Agreement, as of the date of this Agreement, (A) there are no outstanding (1) shares of share capital or other securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of share capital or other securities of the Company, or (3) options, restricted share units, restricted shares, phantom shares, warrants, equity equivalent interests in the ownership or earnings of the Company or other similar rights, rights or other commitments or agreements to acquire from the Company, or obligations of the Company to issue, any shares of share capital or other securities of the Company, or securities convertible into or exchangeable for shares of share capital or other securities of the Company (the items in foregoing clauses (1), (2) and (3) are referred to collectively as the “Company Securities”), and (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. As of the date hereof, all outstanding Shares are, and all Shares which may be issued pursuant to the exercise of Company Options outstanding and upon the vesting and/or settlement of the Company RSUs outstanding will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(A) Section 5.1(c)(ii)(A) of the Company Disclosure Schedule sets forth, as of the Reference Date, a list of all holders of Company Options and Company RSUs, and with respect to each Company Option and Company RSU, the date of grant, the number of Shares subject to each such award, the vesting provisions thereof (if any), and in the case of any Company Option, the price per share at which such Company Option may be exercised and the date on which such Company Option expires. Each grant of Company Options and Company RSUs was duly authorized no later than the date on which the grant of such Company Option and Company RSU was by its terms to be effective (the “Grant Date”) by all necessary corporate action, and such grant was made in material compliance with the terms of the applicable Company Plan, and in all material respects with all applicable Laws, including the rules and regulations of the NYSE. As of the Closing Date, the Company will have taken all actions such that each Company Option and Company RSU may, by its terms, be treated at the Effective Time as set forth in Section 4.3.

(iii) Each of the Company Subsidiaries, as of the date hereof, together with the jurisdiction of organization of each such Company Subsidiary, is listed on Section 5.1(c)(iii) of the Company Disclosure Schedule. Except as set forth in Section 5.1(c)(iii) of the Company Disclosure Schedule, all of the issued and outstanding shares or other equity interests of each of the Company Subsidiaries are owned by the Company or another Company Subsidiary, free and clear of all Liens (other than Permitted Liens). Each of the outstanding shares or other equity interests of each of the Company Subsidiaries (other than the PRC Subsidiaries) is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable). The registered capital of each PRC Subsidiary has been fully and duly paid up within the prescribed time. Except as set forth on Section 5.1(c)(iii) of the Company Disclosure Schedule, there are no options, warrants, convertible securities or other agreements or commitments, in each case issued by the Company or any Company Subsidiary, relating to the issuance, transfer, sales, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. As of the date of this Agreement, except for the Company Subsidiaries and as set forth on Section 5.1(c)(iii) of the Company Disclosure Schedule, the Company does not own or control, directly or indirectly, any shares of share capital of, or other equity interest in, or any interest convertible into or exercisable or exchangeable for any shares of share capital of, or other equity interest in, any other Person.

(d) Authority.

(i) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the Company Requisite Vote, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the board of directors of the Company, and no other corporate proceedings on the part of the Company or any Company Subsidiary (pursuant to the Cayman Companies Law or otherwise) are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject, in the case of the consummation of the Merger, to the approval of this Agreement by the Company Requisite Vote. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Holdings, Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(ii) The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Rollover Shares), (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, and (C) resolved to recommend to the shareholders of the Company that they authorize and approve this Agreement, the Cayman Plan of Merger and the Merger in accordance with the Cayman Companies Law (the “Company Recommendation”), which resolutions, subject to Section 6.6(c), have not been subsequently withdrawn or modified in a manner adverse to Parent. The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that the Merger, this Agreement and the Cayman Plan of Merger be submitted to the holders of Shares for their approval at the Shareholders’ Meeting. The only vote of the holders of any class or series of share capital of the Company necessary under applicable Law, the Company Memorandum and Articles of Association or otherwise to approve and adopt this Agreement and the Cayman Plan of Merger and the transactions contemplated hereby, including the Merger, is the Company Requisite Vote.

(e) No Conflict; Required Filings and Consents.

(i) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (A) assuming the Company Requisite Vote is obtained, conflict with or violate the Company Memorandum and Articles of Association or any Company Subsidiary Memorandum and Articles of Association, (B) conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which any of their respective properties are bound, assuming that all consents, approvals and authorizations contemplated by clauses (A) through (D) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, or (C) require the consent, approval, authorization of, or notice to or filing with, any third party with respect to, or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation (each, a “Contract”) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties are bound, except, in the case of clauses (B) and (C), for any such conflict, violation, breach, default, loss, right or other occurrence that would not reasonably be expected to, individually or in the aggregate, (1) have a Material Adverse Effect, or (2) prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company, the consummation of the Merger or any other transaction contemplated by this Agreement by the Company and the Company’s compliance with any of the provisions of this Agreement do not and will not require (with or without notification or lapse of time, or both) any consent, approval, authorization or permit of, action by, filing with or notification to, any United States, PRC, federal, state, local, or municipal, or foreign country or province, or other governmental or regulatory (including any stock exchange) authority, agency, court or other judicial body, commission or other governmental body (each, a “Governmental Entity”), except for (A) any consent, approval, authorization, filing or notification required under any U.S. federal or state securities Laws, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) and the Proxy Statement, (B) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), including any applications for delisting of the ADSs from NYSE, (C) the filing of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, and (D) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (1) have a Material Adverse Effect, or (2) prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement. The Company does not have any secured creditors.

(f) Compliance; Permits.

(i) The Company and the Company Subsidiaries are, and since December 31, 2009, have been, in compliance with all Laws applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, except for such non-compliance that would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. No investigation, charge, assertion or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity alleged any violation of any such Laws or indicated an intention to conduct any such investigation, charge, assertion or review of the Company or any Company Subsidiary, which has not been resolved except for (A) such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger.

(ii) The Company and the Company Subsidiaries have all permits, licenses, authorizations, exemptions, certificates, orders, consents, approvals, grants, registrations, clearances and franchises from Governmental Entities (“Licenses”) necessary for the Company and each Company Subsidiary to lawfully own, lease and operate their respective properties and assets, and to carry on and lawfully operate their respective businesses as now being conducted (the “Company Licenses”), except for any such Licenses the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Company Licenses of the Company and the Company Subsidiaries are valid and in full force and effect, except where the failure to be valid or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each Company Subsidiary is in compliance with the terms of the Company Licenses, except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, all permits and licenses by, or filings and registrations with, the PRC Governmental Entities that are material to the Company and the Company Subsidiaries taken as a whole and required to be obtained or made in respect of the PRC Subsidiaries and their operations, including without limitation, the permits and licenses from the State Food and Drug Administration, the Ministry of Health, the Ministry of Science and Technology and the Ministry of Environmental Protection as well as their respective local counterparts, and approval, filings and registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, tax bureau and customs authorities as well as their respective local counterparts have been duly obtained or completed in accordance with the relevant rules and regulations.

(iii) Except as set forth in Section 5.1(f)(iii) of the Company Disclosure Schedule, to the knowledge of the Company, each holder or beneficial owner of Shares, who is a PRC Resident and is subject to any of the registration or reporting requirements of SAFE Circular 75, has complied with such reporting and/or registration requirements under SAFE Circular 75 and the Company and each of the Company Employees who is a PRC individual participating in the Company Plans, the Company Options and the Company RSUs have complied in all material respects with the reporting, registration and/or other procedural requirements under SAFE Stock Option Rules with respect to the Company Plans, the Company Options and the Company RSUs.

(iv) None of the Company, any Company Subsidiary nor any director or officer, nor, to the knowledge of the Company, any agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Company Subsidiary (A) made or gave any bribe, rebate, payoff, influence payment, kickback or other payment to any officer, director, employee or official of or any other person acting in an official capacity for any Governmental Entity in violation of any Anti-Corruption Law, or (B) made an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity (including without limitation any Governmental Entity) in the course of their business dealings with the Company or any Company Subsidiary, in order to induce such Person to act against the interest of his or her employer or principal in violation of any Anti-Corruption Law.

(g) SEC Reports; Financial Statements; Internal Controls; No Undisclosed Liabilities.

(i) The Company has timely filed or furnished all forms, reports, statements, certifications and other documents (together with all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”), since October 18, 2010 (all such forms, reports, statements, certificates and other documents, collectively, the “SEC Reports”). Each of the SEC Reports, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or the Exchange Act, as the case may be, each as in effect on the date so filed or furnished. As of its filing date or the date it was furnished (or, if amended or superseded by a subsequent SEC Report filed or furnished prior to the date hereof, as of the date of such subsequent SEC Report was filed or furnished), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is currently subject to the reporting requirements of Section 13(a) and 15(d) of the Exchange Act. To the knowledge of the Company, as of the date of this Agreement, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(ii) The financial statements (including all related notes and schedules) of the Company and the Company Subsidiaries included or incorporated by reference in the SEC Reports (as amended) present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto), except in each case to the extent that such information has been amended or superseded by later SEC Reports filed prior to the date hereof.

(iii) Subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) that are applicable to it and (B) the applicable listing and corporate governance rules and regulations of the NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NYSE).

(iv) The Company and each of the Company Subsidiaries have established and maintained disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board’s Statement of Auditing Standards 115) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(v) Except for liabilities or obligations (A) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2011(or the notes thereto) included in the Company’s Annual Report on Form 20-F filed prior to the date of this Agreement for the fiscal year ended December 31, 2011, (B) which have not had and would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, (C) incurred in the ordinary course of business since December 31, 2011, (D) which have been discharged or paid in full prior to the date of this Agreement, (E) incurred pursuant to the transactions contemplated by this Agreement, and (F) as set forth on Section 5.1(g)(v) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has any liabilities, indebtedness, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, and whether or not required by GAAP to be reflected in a consolidated balance sheet or the notes thereto.

(h) Absence of Certain Changes or Events. From December 31, 2011 through the date of this Agreement, except in connection with this Agreement and the transactions contemplated herein (i) each of the Company and each of the Company Subsidiaries has conducted its business in all material respects in the ordinary course consistent with past practice, and (ii) there has not been (A) any event, change, occurrence or effect which has had or would reasonably be expected to have a Material Adverse Effect, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, shares, property or otherwise in respect of the Company’s or any of the Company Subsidiaries’ share capital, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary thereof, (C) any redemption, repurchase or other acquisition of any shares of share capital of the Company or any of the Company Subsidiaries by the Company or any Company Subsidiaries (other than (1) the acquisition of Shares tendered by Founder or any Person controlled by him in connection with the issuance by the Company of Shares upon the vesting, settlement and/or exercise of equity awards granted under any Company Plan and (2) the repurchase of ADSs in accordance with the share repurchase program approved by the board of directors of the Company and announced publicly in August 2011), (D) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, or (E) with respect to the Company or any Company Subsidiary, any material Tax election made, changed or revoked; any release, assignment, settlement or compromise of any material Tax liability or surrender of any refund; any adoption of or change to any method of Tax accounting or any annual Tax accounting period; any filing of an amended Tax Return; any incurrence of an obligation to make any payment of, or in respect of, any Taxes except in the ordinary course of business; or any agreement to extend or waive the statutory period of limitations for the assessment or collection of Taxes.

(i) Absence of Litigation. Except as set forth in Section 5.1(i) of the Company Disclosure Schedule, as of the date hereof, there are no suits, claims, actions, proceedings, hearings, arbitrations, mediations, investigations, demand letters or any other judicial or administrative proceedings, in Law or equity (each, a “Legal Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director of the Company or any Company Subsidiary which (a) has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) as of the date hereof challenges or seeks to enjoin, restrain or prevent the Merger. Neither the Company nor any Company Subsidiary nor any of their respective properties is or are subject to any Order which has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) Employee Benefit Plans.

(i) Section 5.1(j)(i) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan, including any material Company Benefit Plans maintained outside of the United States primarily for the benefit of Company Employees working outside of the United States. True and complete copies of all Company Benefit Plans listed on Section 5.1(j)(i) of the Company Disclosure Schedule, or, with respect to any unwritten Company Benefit Plan, a true and substantially complete summary of the material terms of such plan, including any trust instruments, insurance contracts, actuarial reports and, with respect to any equity plan, the forms of agreements granting any shares, options or other incentive awards (and any individual agreements to the extent they deviate from such forms in any material respect), and the forms of loan agreements (and any individual agreements to the extent they deviate from such forms in any material respect) forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to Parent and Merger Sub.

(ii) None of the Company Benefit Plans has ever been or is subject to ERISA.

(iii) All contributions and premium payments with respect to Company Employees required to be made by the Company to any Company Benefit Plan prior to the Effective Date have been timely made in all material respects. Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of applicable Laws, rules and regulations (including any applicable Laws and regulations in the PRC governing individual income Tax). Other than as set forth in Section 5.1(j)(iii) of the Company Disclosure Schedule, each Company Plan and each award granted thereunder has been maintained and administered in material compliance with Section 409A of the Code.

(iv) No material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by any Governmental Entity.

(v) Except as set forth on Section 5.1(j)(v) of the Company Disclosure Schedule, no Company Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(vi) Except as set forth on Section 5.1(j)(vi) of the Company Disclosure Schedule and except as expressly contemplated by this Agreement, the execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon occurrence of any additional or subsequent events) (A) entitle any current or former employee, director, officer, shareholder or independent contractor of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment under any Company Benefit Plan or other Contract, (B) accelerate the time of payment or vesting, or increase the amount of compensation, benefits or awards due to any such employee, director, officer, shareholder or independent contractor under any Company Benefit Plan or other Contract, (C) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (D) otherwise give rise to any material liability under any Company Benefit Plan or other Contract, (E) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, (F) result in any “parachute payment” that would not be deductible by reason of the application of Section 280G of the Code or (G) entitle any person to any Tax gross-up payment by the Company or any Company Subsidiary.

(k) Labor and Employment Matters.

(i) Except as described in Section 5.1(k)(i) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or similar agreement or understanding with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before any other labor relations tribunal or authority, and there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or, to the knowledge of the Company, threatened in writing against or involving the Company or any Company Subsidiary.

(ii) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no complaints, charges or claims against the Company pending or, to knowledge of the Company, threatened that could be brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ any individual, and the Company is in material compliance with all labor and employment Laws, including all such Laws relating to wages, hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, classification of employee and independent contractors and the collection and payment of withholding and/or social security Taxes, contribution to mandatory social security and housing funds required in the PRC and any similar Tax and contribution.

(l) Insurance. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) all insurance policies of the Company and each of the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, and (ii) neither the Company nor any Company Subsidiary is in breach or default, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of such insurance policies.

(m) Personal Properties and Assets. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company and each Company Subsidiary has good title to all of their respectively owned tangible personal properties as necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the tangible personal property; provided that no representation is made under this Section 5.1(m) with respect to any Real Property, Intellectual Property or Intellectual Property rights.

(n) Real Property.

(i) Section 5.1(n)(i) of the Company Disclosure Schedule sets forth a true and complete list of all real property and interests in real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) that is material to the business of the Company and the Company Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, (A) the Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens, and (B) the land use rights relating to the Owned Real Property have been obtained from a competent Governmental Entity and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full. The Company and the Company Subsidiaries have duly complied in all material respects with all the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property owned by it and, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, has duly and timely paid all prices, Taxes and fees payable thereunder. The Owned Real Property remains in material conformity with, all applicable building codes and standards, fire prevention, safety, planning or zoning Law.

(ii) Section 5.1(n)(ii) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased, licensed, or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”) that is material to the business of the Company and the Company Subsidiaries, taken as a whole. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (A) each of the Company and the Company Subsidiaries has valid leasehold interests in all of their respective Leased Real Property, free and clear of all Liens, except for Permitted Liens, (B) to the knowledge of the Company, each lease agreement of the Leased Real Property is valid, binding and enforceable obligation of the Company or the applicable Company Subsidiary, and (C) each of the Company and the Company Subsidiaries is not delinquent in respect of any rent, rates and other charges for which the tenant is responsible under the lease agreements and has observed and performed all restrictions and covenants on the part of the tenant and the conditions contained in such lease agreements in all material respects.

(iii) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property”. Neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the knowledge of the Company, there are no such proceedings threatened in writing, affecting any material portion of the Real Property. Neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order, and, to the knowledge of the Company, there is no such Order threatened in writing, relating to the ownership, lease, use, occupancy or operation by any Person of the Real Property, except for any such Orders that would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect.

(o) Tax Matters.

(i) Except as set forth in Section 5.1(o)(i) of the Company Disclosure Schedule, (A) all income and other material Tax Returns required to be filed by the Company and each of the Company Subsidiaries through the date hereof have been timely filed (taking into account valid extensions of time within which to file), (B) all such filed Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects, (C) the Company and the Company Subsidiaries have complied with all applicable Laws relating to the payment and withholding of all material amounts of Tax and all material amounts of Tax required to be withheld by the Company or any Company Subsidiary have been timely withheld and paid over to the appropriate Governmental Entity, (D) all material amounts of Taxes due and owing by any of the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been timely paid, other than such Taxes (a)(i) that are being contested in good faith or (ii) that have not been finally determined, and (b) that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the SEC Reports filed prior to the date hereof, (E) the unpaid Taxes of the Company and the Company Subsidiaries did not, as of the dates of the SEC Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the SEC Reports and do not, as of the date hereof, exceed that reserve as adjusted for operations and transactions through the date hereof in accordance with GAAP applied consistently with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns, and (F) there are no Liens for material Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the SEC Reports filed prior to the date hereof (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) upon any of the assets of the Company or any Company Subsidiary.

(ii) The Company has made available to Parent complete and accurate copies of all Tax Returns filed by or on behalf of the Company or the Company Subsidiaries for which the applicable statute of limitations period is still open.

(iii) No material deficiencies for Taxes against the Company or any Company Subsidiary have been claimed, proposed or assessed by any Governmental Entity in writing or, to the knowledge of the Company, otherwise, and there are no pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any audits, examinations, investigations, claims or other proceedings in respect of a material amount of Taxes of the Company or any Company Subsidiary.

(iv) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency that remains in effect.

(v) No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company or a Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to Tax or Tax reporting in that jurisdiction.

(vi) No Tax rulings, requests for rulings, closing agreements, private letter rulings, technical advice memoranda or other similar agreements or rulings have been entered into with, issued by, or filed with any Governmental Entity with respect to or relating to the Company or any Company Subsidiary that could affect material Tax Returns or material Taxes of the Company or any Company Subsidiary for taxable periods or portions thereof beginning on or after the Closing Date.

(vii) Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any tax sharing agreement (other than (A) such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries and which is identified in Section 5.1(o)(vii) of the Company Disclosure Schedule and (B) commercial contracts entered into in the ordinary course of business and debt agreements that do not relate primarily to Taxes) or any other agreement described in clause (ii) of the definition of Tax.

(p) Proxy Statement and Schedule 13E-3. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) or the Schedule 13E-3 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, with respect to the Proxy Statement, on the date the Proxy Statement is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, and with respect to the Schedule 13E-3, on the date the Schedule 13E-3 (including any amendments or supplements thereto) is filed with the SEC. Each of the Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Holdings, Parent or Merger Sub or any of their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(q) Intellectual Property.

(i) Section 5.1(q)(i) of the Company Disclosure Schedule sets forth an accurate and complete list of all (A) Company Registered Intellectual Property that is owned by the Company or any Company Subsidiary (B) registerable Intellectual Property that is not yet the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Government Entity that is owned (solely or with others) by, registered or filed in the name of the Company or any Company Subsidiary, and (C) Intellectual Property that is exclusively licensed to the Company or any Company Subsidiary and, in the case of (B) and (C), that are material to the respective businesses of the Company and the Company Subsidiaries as conducted as of the date hereof.

(ii) (A) except as would not be material to the Company and the Company Subsidiaries taken as a whole, the Company or a Company Subsidiary owns or has a valid and enforceable right or license to use all Intellectual Property in the manner in which the same is being used or proposed to be used by the Company or any Company Subsidiary in connection with their respective businesses on the date hereof (“Company Intellectual Property”), and in the case of such Company Intellectual Property owned by the Company or any Company Subsidiary, free and clear of all Liens, except Permitted Liens; (B) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, all Company Registered Intellectual Property is valid and subsisting, and all prosecution, maintenance, renewal and other similar fees therefor, as applicable, that are due as of the date hereof have been paid and are current, and all registrations and applications therefor, as applicable, remain in full force and effect; (C) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect and other than Intellectual Property created or developed by the Company or any of the Company Subsidiaries (and their respective current and former employees, consultants, or contractors) for or on behalf of third parties in the provision of the Company’s business in the ordinary course, the Company (or an applicable Company Subsidiary) owns all right, title and interest in and to all Intellectual Property created or developed by, or for the Company or the Company Subsidiaries, and all current and former employees, consultants, or contractors who have participated in the creation or development of any such Intellectual Property, have executed and delivered to the Company or such Company Subsidiary a valid and enforceable agreement (1) providing for the non-disclosure by such Person of confidential information of the Company or the applicable Company Subsidiary, and (2) providing for the assignment to the Company or the applicable Company Subsidiary by such Person of any Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or Company Subsidiary, and the Company or such Company Subsidiary has agreed to in writing with such Person and paid all legally required rewards and remuneration for such Intellectual Property created by such Person to such Person that is due and payable as of the date hereof; (D) there are no pending or, to the knowledge of the Company, threatened Legal Proceedings by any Person alleging infringement, dilution, unauthorized disclosure, or misappropriation by the Company or any Company Subsidiary of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Company Intellectual Property or challenging the validity, enforceability, ownership of or the right to use any Company Intellectual Property , nor are there any written demands or unsolicited written offers to license any Intellectual Property of any other Person; (E) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Company Subsidiary has interfered with, infringed upon, misappropriated or otherwise violated the Intellectual Property of any third party in any way, and, to the knowledge of the Company, the conduct of the businesses of the Company and each of the Company Subsidiaries as currently conducted does not infringe, dilute, or misappropriate any Intellectual Property rights of any Person; (F) to the knowledge of the Company, no Person has infringed, diluted or misappropriated any Company Intellectual Property owned by the Company or any Company Subsidiary; (G) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (1) the Company’s software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company’s and Company Subsidiaries’ protection of Trade Secrets, and (2) the Company and the Company Subsidiaries have implemented reasonable backup, access controls, logging, security, breach and loss detection, and loss and disaster recovery measures and technology comparable with those implemented by similarly situated companies in the PRC operating in the Company’s industry;

(H) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, there are no outstanding Orders issued against any Company Intellectual Property owned by the Company or any Company Subsidiary that restricts or limits the use or licensing thereof by the Company or any Company Subsidiary; (I) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (1) the Company or a Company Subsidiary owns or has a valid right or license to use or otherwise exploit all software and copyrights used in connection with the businesses of the Company and each of the Company Subsidiaries as currently conducted (the “Software”), and (2) the Company or a Company Subsidiary possesses the source code, object code and documentation for all Software that is proprietary to and owned by the Company or any Company Subsidiary (the “Company Owned Software”), (3) no third party has any ownership right or interest in any Company Owned Software, (4) the Company and the Company Subsidiaries have not disclosed the source code for any Company Owned Software to any third party, and (5) no Software is subject to any obligation that would require the Company or any Company Subsidiary to disclose to any Person any source code or Trade Secret that is part of any Company Owned Software; (J) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment or the restriction on use or other exploitation of any Company Intellectual Property under any of the agreements described in Section 5.1(s)(i)(G); (K) to the Company’s knowledge, no individual or entity for whom the Company has conducted research has notified the Company that such individual or entity has been subject to the FDA’s Application Integrity Policy, or otherwise investigated by any Governmental Entity in any jurisdiction, with regard to the integrity of data; (L) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company does not collect, nor has it ever collected, personally identifiable information (including name, address, telephone number or e-mail address) with respect to natural persons (other than with respect to the employees of the Company or any of the Company Subsidiaries solely to the extent necessary for employment purposes) (“NPI”); (M) to the Company’s knowledge, no claims have been asserted or threatened with respect to the Company’s receipt, collection, use, storage, processing, disclosure or disposal of NPI; and (N) except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the use and dissemination of any and all data and information concerning individuals by the Company and the Company Subsidiaries is in compliance in all material respects with all applicable privacy policies, terms of use and applicable Laws, and the transactions contemplated by this Agreement will not (1) violate in any material respect any privacy policy, terms of use or applicable Laws relating to the use, dissemination or transfer of any such data or information, or (2) result in the loss or impairment of, or give rise to any right of any third party to terminate or otherwise modify any of the Company’s rights or obligations under, any agreement regarding data.

(iii) The Company and the Company Subsidiaries have taken commercially reasonable measures, including having and effectively implementing in the business operations of the Company and the Company Subsidiaries Intellectual Property, information security and privacy measures comparable with those implemented by similarly situated companies in the PRC operating in the industry of the Company and the Company Subsidiaries, to protect the confidentiality of their confidential information, trade secrets and proprietary information and the confidential information, trade secrets and proprietary information entrusted to the Company or any Company Subsidiary by their customers, clients, or other Persons to whom the Company or any Company Subsidiary owes a written obligation of confidentiality (together, the “Trade Secrets”). To the knowledge of the Company, (A) there has been no unauthorized disclosure or use of any third party’s Trade Secrets by any employee or contractor of the Company or any Company Subsidiary, and none of the Company’s Trade Secrets have been disclosed to any third party except pursuant to valid and appropriate non-disclosure agreements and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law, and (B) there has been no material breach of the Company’s or any Company Subsidiary’s security measures wherein any Trade Secrets have been disclosed or may have reasonably been disclosed without authorization to any third party.

(r) Environmental Matters.

(i) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (A) the Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since December 31, 2009 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, (B) to the knowledge of the Company, there have been no releases of Hazardous Substances at or on any property owned or operated by the Company or any Company Subsidiary, (C) no property owned or operated by the Company or any Company Subsidiary has been contaminated with any Hazardous Substance, (D) neither the Company nor any Company Subsidiary has received any notice, demand, letter, claim or request for information alleging that the Company or any Company Subsidiary is in violation of or liable under any Environmental Law, (E) neither the Company nor any Company Subsidiary is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances, and (F) subject to compliance with applicable Environmental Laws, the Company or any Company Subsidiary, in reasonable expectation, are not required to spend substantial capital expenditure due to environmental protection reasons, or change any Environmental Permits or obtain any additional Environmental Permits.

(ii) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(A) “Environmental Laws” means any applicable PRC local, provincial or national Law relating to: (1) the required environmental impact assessment and approval, and completion inspection on environment protection facility in respect of any construction project, (2) Releases or threatened Releases of Hazardous Substances, (3) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances, (4) the environment, or (5) the protection of human health and safety (including radioisotope safety, bio safety and fire protection).

(B) “Environmental Permits” means all assessments, permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(C) “Hazardous Substance” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

(D) “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

(s) Contracts.

(i) Except for this Agreement (and the Contracts contemplated to be entered into hereunder by the Company or any Company Subsidiary) and except for Contracts filed as exhibits to the SEC Reports or set forth in Section 5.1(s)(i) of the Company Disclosure Schedule, none of the Company or any Company Subsidiary is party to or otherwise bound by, any Contract (in all cases other than Company Benefit Plans) that:

(A) would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of the Form 20-F under the Exchange Act;

(B) relate to a joint venture, partnership, limited liability company or other similar agreement or arrangement, or relate to the formation, creation, operation, management or control of any partnership or joint venture, in each case, that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(C) relate to indebtedness for borrowed money having an outstanding amount in excess of $500,000 (or an equivalent amount in RMB), other than any indebtedness between or among any of the Company and any Company Subsidiary;

(D) constitutes a lease, sublease, license agreement, occupancy agreement, land grant contract or other Contract with respect to any Real Property that is material to the Company and the Company Subsidiaries taken as a whole (“Lease Agreements”);

(E) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (1) that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $125,000 (or an equivalent amount in RMB), or (2) entered into during the three year period prior to the date hereof that contain representations, warranties, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any Company Subsidiary in excess of $125,000 (or an equivalent amount in RMB) (in the case of each of clauses (1) and (2), other than Contracts in respect of acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(F) prohibit the payment of dividends or distributions in respect of the capital shares of the Company or any of its wholly owned Company Subsidiaries, prohibits the pledging of the capital shares of the Company or any wholly owned Company Subsidiary or prohibits the issuance of any guaranty by the Company or any wholly owned Company Subsidiary;

(G) are license agreements that are material to the business of the Company and the Company Subsidiaries, taken as a whole, pursuant to which the Company or any of the Company Subsidiaries licenses in Intellectual Property (other than license agreements for commercially available software on standard terms) or licenses out Intellectual Property owned by the Company or the Company Subsidiaries (other than for non-exclusive licenses granted in the ordinary course of business);

(H) contain provisions that prohibit the Company or any Company Subsidiary from competing in any material line of business, grant a right of exclusivity to any Person which prevents the Company or a Company Subsidiary from entering any territory, market or field anywhere in the world or subject the Company or any Company Subsidiary to “most favored nation” obligations except for any such provisions, rights or obligations that are not material to the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; or

(I) are agreements with any of the top ten (10) customers of the Company and the Company Subsidiaries taken as a whole as determined as of the date hereof based on aggregate purchases made over the ten consecutive fiscal quarter periods ended June 30, 2012 (other than any work orders or purchase orders that are governed by any of such Contracts).

The Contracts referred to in clauses (A) through (I) are each referred to herein as a “Material Contract” and collectively as the “Material Contracts”.

(ii) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC or otherwise made available by the Company to Parent.

(iii) Except as would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, (A) each Material Contract is valid and binding on the Company or a Company Subsidiary and in full force and effect (except to the extent that any Material Contract expires in accordance with its terms), (B) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Material Contract, (C) no other party to such Material Contract is, to the knowledge of the Company, in default in any respect thereunder, and (D) the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate any Material Contract.

(t) Customers and Suppliers. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice from any of its ten (10) largest customers or suppliers of the Company and the Company Subsidiaries taken as a whole (based on aggregate sales or purchases of the Company and the Company Subsidiaries taken as a whole during the fiscal year ended December 31, 2011) that any such customer or supplier intends to terminate, materially reduce, or not renew, its relationship with the Company or Company Subsidiary, as the case may be, and, to the knowledge of the Company, no such customer or supplier intends to terminate, materially reduce, cancel, or otherwise terminate its relationship with the Company or such Company Subsidiary, as the case may be.

(u) Takeover Statutes. The Company is not a party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(v) Opinion of Financial Advisor. The Independent Committee has received the opinion of J.P. Morgan Securities (Asia Pacific) Limited to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares including holders of Shares represented by ADSs (in each case, other than holders of Excluded Shares and/or Dissenting Shares, including Excluded Shares and Dissenting Shares represented by ADSs) in the Merger is fair, from a financial point of view, to such holders and a copy of such opinion has been delivered to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is understood and agreed that such opinion may not be relied on by Parent or any of its Affiliates.

(w) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company, through the Independent Committee, has engaged J.P. Morgan Securities (Asia Pacific) Limited as its financial advisor. Section 5.1(w) of the Company Disclosure Schedule sets forth a summary of the fees and expenses payable to J.P. Morgan Securities (Asia Pacific) Limited in connection with any of the transactions contemplated by this Agreement.

(x) Regulatory Matters.

(i) Good Laboratory Practices. Neither the Company nor any Company Subsidiary have received any written notice or report from any applicable Governmental Entity, including the PRC State Food and Drug Administration, regarding any actual or alleged failure of the Company or the Company Subsidiaries to comply materially with accepted and applicable good laboratory practices (as recognized by the PRC State Food and Drug Administration or such practices analogous to those for nonclinical laboratory studies set forth in regulations issued by the United States Food and Drug Administration and set forth in Title 21 of the Code of Federal Regulations, Part 58, and/or any foreign equivalents thereof) (“Good Laboratory Practices”) with respect to laboratory studies conducted by or on behalf of customers of the Company or the Company Subsidiaries. All nonclinical laboratory studies conducted by the Company or the Company Subsidiaries on behalf of its customers have been conducted in material compliance with applicable Good Laboratory Practices, if such nonclinical laboratory studies were required to be in compliance with Good Laboratory Practices according to the relevant agreements between the Company or any of the Company Subsidiaries and such customers

(ii) Protection of Laboratory Animals. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company and the Company Subsidiaries have all necessary certificates for use of laboratory animals as issued by the PRC Ministry of Science and Technology or any other relevant Governmental Entity as well as all necessary certificates for domestication and reproduction of certain wild animals as issued by the PRC State Administration of Forestry or other relevant Governmental Entity.

(y) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.1, each of Holdings, Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary with respect to any other information provided to Holdings, Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Holdings, Parent, Merger Sub or any other Person resulting from the distribution to Holdings, Parent or Merger Sub, or Holdings’, Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Holdings, Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

Section 5.2 Holdings, Parent and Merger Sub Representations and Warranties. Holdings, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

(a) Organization.

(i) Each of Holdings, Parent and Merger Sub (A) is a legal entity duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction in which it is organized or formed, and (B) has the requisite corporate or similar power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. For purposes of this Agreement a “Parent Material Adverse Effect” means any event, change, occurrence or effect that would or would reasonably be expected to prevent, materially delay or materially impede the performance by Holdings, Parent or Merger Sub of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement. The organizational or governing documents of Holdings, Parent and Merger Sub, as previously provided to the Company, are in full force and effect.

(b) Capital Structure.

(i) The authorized share capital of Holdings consists solely of 500,000,000 shares, par value $0.0001 per share, of which, as of the date hereof, 2,000 Class A shares and 2,000 Class B shares are validly issued and outstanding. At the Effective Time, the Rollover Shareholders will be the beneficial owners of 100% of the issued and outstanding ordinary shares of Holdings on a fully diluted basis. Holdings was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Buyer Group Contracts).

(ii) The authorized share capital of Parent consists solely of 50,000,000 ordinary shares, par value $0.001 per share, 1,000 of which are validly issued and outstanding. All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by Holdings. Parent was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Buyer Group Contracts).

(iii) The authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, 1,000 of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Buyer Group Contracts). The Merger Sub does not have any secured creditors.

(c) Authority. Each of Holdings, Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by each of Holdings, Parent and Merger Sub and the consummation by each of Holdings, Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action by the boards of directors of Holdings, Parent and Merger Sub, and have been duly and validly authorized by all necessary actions by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Holdings, Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Cayman Registrar of Companies of the Cayman Plan of Merger as required by the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by Holdings, Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Holdings, Parent and Merger Sub enforceable against each of Holdings, Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law).

(d) No Conflict; Required Filings and Consents.

(i) The execution, delivery and performance of this Agreement by Holdings, Parent and Merger Sub do not and will not (A) conflict with or violate the respective memoranda and articles of association of Holdings, Parent or Merger Sub, (B) assuming that all consents, approvals and authorizations contemplated by clauses (A) through (C) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Holdings, Parent or Merger Sub or by which either of them or any of their respective properties are bound, or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Holdings, Parent or Merger Sub is a party or by which Holdings, Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (B) and (C), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by each of Holdings, Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Holdings, Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (A) for any consent, approval, authorization, filing or notification required under by any federal or state securities Laws or the rules and regulations of the NYSE, including the filing of the Schedule 13E-3, (B) the filing with the Cayman Registrar of Companies of the Merger Documents as required by the Cayman Companies Law, and (C) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) Litigation. As of the date hereof, (i) there are no Legal Proceedings pending or, to the knowledge of Holdings, Parent or Merger Sub, threatened against Holdings, Parent, Merger Sub or any of their respective Affiliates, other than any such Legal Proceedings that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, and (ii) neither Holdings, Parent, Merger Sub or any of their respective Affiliates is a party to or subject to the provisions of any Order which would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(f) Proxy Statement and Schedule 13E-3. None of the information supplied or to be supplied by Holdings, Parent, Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, with respect to the Proxy Statement, on the date the Proxy Statement is first mailed to the shareholders of the Company, and with respect to the Schedule 13E-3, on the date the Schedule 13E-3 (including any amendments or supplements thereto) is filed with the SEC. Notwithstanding the foregoing, none of Holdings, Parent nor Merger Sub makes any representations or warranties with respect to any information supplied by the Company or any of the Company’s Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(g) Financing.

(i) Parent has delivered to the Company a true, complete and correct copy of an executed commitment letter (including term sheet) dated December 21, 2012 (the “Debt Financing Commitment Letter”) from Standard Chartered Bank (Hong Kong) Limited (the “Lender”) pursuant to which (until such time as the parties thereto enter into the Debt Financing Agreement on the terms set out in the Debt Financing Commitment Letter, in which case thereafter, pursuant to such Debt Financing Agreement), the Lender has committed to provide debt financing to Parent (the “Debt Financing”) in an aggregate amount set forth therein, subject to the terms and conditions set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses. Parent has delivered to the Company a true, complete and correct copy of (i) an executed equity commitment letter from the TPG Funds (the “TPG Equity Financing Commitment”) pursuant to which each TPG Fund has committed, subject to the terms and conditions set forth therein, to invest directly or indirectly in Holdings the cash amounts set forth therein (the “TPG Equity Financing”), and (ii) an executed equity commitment letter from Joint Benefit Group Limited (the “Joint Benefit Equity Financing Commitment”) pursuant to which Joint Benefit Group Limited has committed, subject to the terms and conditions set forth therein, to invest directly or indirectly in Holdings the cash amounts set forth there in (the “Joint Benefit Equity Financing”) . The TPG Equity Financing Commitment, Joint Benefit Equity Financing Commitment, the Debt Financing Commitment Letter (until such time as the parties thereto enter into the Debt Financing Agreement) and the Debt Financing Agreement are together referred to herein as the “Financing Documents” and the TPG Equity Financing together with the Debt Financing are referred to herein as the “Financing.” Parent has delivered to the Company a true, complete and correct copy of an executed Contribution Agreement dated as of the date hereof, pursuant to which the parties thereto have agreed, subject to the terms and conditions set forth therein, that (i) the Rollover Shareholders shall contribute all of the Rollover Shares to Holdings in exchange for newly issued shares of Holdings, and (ii) Holdings shall contribute the Rollover Shares to Parent, in each case, prior to the consummation of the Merger (the foregoing clauses (i) and (ii), collectively, the “Contribution”). The obligation of the Lender to fund the Debt Financing is not subject to any contractual conditions other than as set forth in the Debt Financing Commitment Letter (until such time as the parties thereto enter into the Debt Financing Agreement on the terms set out in the term sheet, in which case thereafter, other than as set forth in the Debt Financing Agreement) , the obligation of the TPG Funds to fund the TPG Equity Financing is not subject to any contractual conditions other than as set forth in the TPG Equity Commitment, and the obligation of Joint Benefit Group Limited to fund the Joint Benefit Equity Financing is not subject to any contractual conditions other than as set forth in the Joint Benefit Equity Financing Commitment. None of the Financing Documents or the Contribution Agreement has been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the respective commitments contained in the Financing Documents and the Contribution Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated (provided, however, that Holdings, Parent and Merger Sub may replace, amend or supplement any or all of the Financing Documents or the Contribution Agreement to the extent permitted by Section 6.12). There are no side letters or other agreements to which Holdings, Parent or Merger Sub is a party related to the Contribution or issuance of new shares of Holdings other than as expressly set forth in the Contribution Agreement and there are no side letters that impact the conditionality of the Debt Financing or other agreements to which Holdings, Parent or Merger Sub or any of their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Debt Financing (except for (i) any fee letter related to the Debt Financing (the “Fee Letter”), a complete copy of which has been provided to the Company, with only fee amounts in the Fee Letter being redacted and (ii) the Ancillary Debt Agreements; provided, that prior to the execution of this Agreement Parent shall have advised the Company of the maximum amount of fees and expenses (including any original issue discount (if any) payable by Holdings, Parent and Merger Sub under the Debt Financing). Parent has fully paid any and all commitment fees or other fees in connection with the Financing Documents that are payable on or prior to the date hereof, and the Financing Documents and the Contribution Agreement are in full force and effect and are the legal, valid, binding and enforceable obligations of Holdings, Parent and Merger Sub, as the case may be, and, to the knowledge of Parent, each of the other parties thereto, in accordance with the terms and conditions thereof, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). As of the date of this Agreement, and subject to the accuracy of the representations and warranties of the Company set forth in Section 5.1 and compliance by the Company with its obligations hereunder, none of Holdings, Parent or Merger Sub has any knowledge of any occurrence which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Holdings, Parent or Merger Sub or any other party thereto under any of the Financing Documents or the Contribution Agreement or that would otherwise result in the Financing not becoming available in order to consummate the transactions contemplated hereunder. The Financing Documents (including the Fee Letter) contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent, as applicable, on the terms therein and the Contribution Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Contribution as described therein.

(ii) Assuming (A) the Financing is funded in accordance with the Financing Documents, (B) the Contribution contemplated by the Contribution Agreement is made in accordance with the terms of the Contribution Agreement, and (C) Holdings, Parent and Merger Sub are obligated to close pursuant to Section 1.2, Holdings, Parent and Merger Sub will have at and after the Closing funds sufficient to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith. As of the date hereof, assuming Holdings, Parent and Merger Sub are obligated to close pursuant to Section 1.2 and subject to the accuracy of the representations and warranties of the Company set forth in Section 5.1 and compliance by the Company with its obligations hereunder, none of Holdings, Parent or Merger Sub have any reason to believe that any of the conditions to the funding of the Financing set forth in the Financing Documents will not be satisfied or that the Financing will not be available to Holdings, Parent and Merger Sub at the Closing, any of the conditions to the Contribution contemplated in the Contribution Agreement will not be satisfied or that the Contribution contemplated by the Contribution Agreement will not be made prior to the Closing.

(h) Vote/Approval Required. No vote or consent of the holders of any class or series of shares of Holdings or Parent is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

(i) Solvency. None of Holdings, Parent or Merger Sub is entering into the transactions under this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (i) the Company shall be able to pay its debts as they fall due in the ordinary course of business immediately prior to the Effective Time, (ii) the accuracy of the representations and warranties made by the Company in ARTICLE V, and (iii) the satisfaction of the conditions of Holdings, Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, immediately after giving effect to the Merger and all of the other transactions contemplated hereby, including the Financing (and any Alternative Financing, if applicable), the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of Company Options and Company RSUs in accordance with Section 4.3, the payment of all other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated in this Agreement (including fees associated with any Financing), and the payment of all related fees and expenses, the Surviving Corporation will be able to pay its debts as they fall due in the ordinary course of business at and immediately after the Effective Time.

(j) Ownership of Company Shares. Other than as a result of this Agreement, the Contribution Agreement or the Voting Agreement, (i) neither Holdings, Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other Company Securities as of the date hereof, and (ii) none of the Buyer Group Parties or their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other Company Securities except for (A) 181,996,830 Shares held by Founder and its Affiliates (other than the Company and the Company Subsidiaries) as of the date hereof, (B) 1,350,000 Shares issuable upon vesting of Company RSUs held by Founder as of the date hereof, (C) 31,715 ADSs held by Joint Benefit Group Limited as of the date hereof, (D) Unvested Company RSUs held by Founder representing 2,250,000 Shares as of the date hereof, and (E) 37,234,014 Shares held by TPG Star Charisma Limited and TPG Biotech II Charisma Limited as of the date hereof.

(k) Guaranty. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and are valid, binding and enforceable obligations of the Guarantors, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law). No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Guaranty.

(l) Buyer Group Contracts. As of the date hereof, other than (i) the Agreement, (ii) the Guaranty, (iii) the Financing Documents (including any Ancillary Debt Agreements), (iv) the Voting Agreement, (v) the Contribution Agreement, (vi) the Consortium Agreement, (vii) the Interim Investors Agreement (the Contracts specified in foregoing clauses (iii), (iv), (v), (vi) and (vii) are referred to collectively as the “Buyer Group Contracts”), and (viii) agreements among any one or more Buyer Group Parties solely relating to the management and control of the Surviving Corporation following the Effective Time, there are no Contracts (whether oral or written) to which any of the Buyer Group Parties or any of their respective Affiliates (excluding the Company and its Subsidiaries) are a party or otherwise bound (A) relating to any of the Shares or the Company Securities, (B) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration, (C) relating to any individual’s retention or employment by the Company or any Company Subsidiaries or otherwise relating to the provision of any services by any individual for or behalf of the Company or any Company Subsidiaries following the Closing (other than existing Contracts to which the Company or any Company Subsidiary is party), (D) pursuant to which any current shareholder or employee of the Company has agreed to contribute or roll over any portion of such shareholder’s or employee’s Shares or other Company Securities to Holdings, Parent or Merger Sub, or (E) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal. Parent has furnished to the Company a true, complete and correct copy of each Buyer Group Contract prior to the date hereof.

(m) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.2, the Company acknowledges that none of Holdings, Parent, Merger Sub or any other Person on behalf of Holdings, Parent or Merger Sub makes any other express or implied representation or warranty with respect to Holdings, Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business Pending the Merger.

(a) Operation of the Company’s Business. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as (i) expressly contemplated or expressly permitted by this Agreement, (ii) set forth in Section 6.1 of the Company Disclosure Schedule, (iii) required by Law or regulation, or (iv) Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed or conditioned) (the foregoing clauses (i) through (iv), collectively, the “Operational Exceptions”), the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business consistent with past practice, and use its reasonable best efforts to preserve substantially intact its and each of the Company Subsidiaries’ business organizations and capital structure, maintain in effect all material Permits required for the Company and the Company Subsidiaries to carry on their respective business, keep available the services of present officers and key employees, and maintain its present relationships with customers, suppliers, distributors, employees and other Persons with which the Company or the Company Subsidiaries have significant business relationships. Without limiting the generality of the foregoing, between the date hereof and the Effective Time, except for the Operational Exceptions, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i) amend or otherwise change the Company Memorandum and Articles of Association, any Company Subsidiary Memorandum and Articles of Association or similar governing instruments;

(ii) issue, deliver, sell, pledge, mortgage, dispose of, transfer, subject to any Lien or encumber any shares, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of, any other ownership interests or any voting securities (including share appreciation rights, phantom stock or similar instruments) of the Company or any Company Subsidiary (in each case except for (A) the issuance of Shares upon the exercise of Company Options outstanding on the date hereof, in accordance with the terms of the Company Plan under which they were granted, (B) the issuance of Shares upon the vesting and settlement of any Company RSUs outstanding on the date hereof, in accordance with the terms of the Company Plan under which they were granted, or (C) the issuance of shares by a Company Subsidiary to the Company or another Company Subsidiary);

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of the share capital of the Company or any Company Subsidiary (except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary) or enter into any agreement with respect to the voting of its share capital;

(iv) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of the Company (other than the acquisition of Shares tendered by Founder or any Person controlled by him in accordance with any Company Plan and in connection with the issuance by the Company of Shares or ADSs upon the vesting, and in the case of Company Options, exercise of equity awards granted under such Company Plan), or reclassify, combine, split or subdivide or amend the terms of any share capital or other ownership interests of any of the Company Subsidiaries;

(v) (A) directly or indirectly acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership or other business organization or division thereof or any assets except any such acquisitions, that are consistent with past practice and are for consideration not in excess of $500,000 (or an equivalent amount in RMB) individually and $1,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries, or (B) sell, pledge, mortgage, lease, license (other than for non-exclusive licenses granted in the ordinary course of business), subject to any Lien, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any of the property or assets of the Company or any Company Subsidiary having a current value in excess of $1,000,000 (or an equivalent amount in RMB) in the aggregate (other than in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets);

(vi) (A) other than in the ordinary course of business, enter into, terminate, cancel, transfer, assign, license, encumber or materially amend or modify any Material Contract or Contract that, if existing on the date hereof, would have been a Material Contract, or (B) agree to any waiver under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under any Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract;

(vii) (A) transfer, sell, assign, mortgage, surrender, encumber, grant any security interest in, divest, cancel, disclaim, abandon, allow to lapse or expire (including by failure to pay required fees), dedicate to the public, or otherwise dispose of, any material Company Intellectual Property owned or licensed by the Company or any Company Subsidiaries, other than cancellation, abandonment, allowing to lapse or expire such Company Intellectual Property that is no longer used or useful in any of the Company’s or Company Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; (B) grant any licenses or other Contracts to any third party or enter into any covenant not to sue with respect to any material Company Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business; (C) disclose to any Person any material Trade Secrets except pursuant to valid and appropriate non-disclosure or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law; (D) fail to notify Parent promptly of any (1) material infringement, misappropriation, misuse, unauthorized disclosure, or other violation of or conflict with any Company Registered Intellectual Property or Trade Secrets of the Company or any Company Subsidiary, or (2) security breach, or breach or non-compliance of or with Intellectual Property and information security and privacy measures and procedures of the Company or respective Company Subsidiaries, of which the Company or any Company Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Intellectual Property and Trade Secrets; and (E) fail to continue to follow and practice the Intellectual Property and information security and privacy measures of the Company or respective Company Subsidiaries consistent with past practice in any material respect;

(viii) incur, issue, renew, prepay, redeem, otherwise acquire, refinance or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than guarantees of obligations of the Company or any a wholly owned Company Subsidiary), or make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly owned Company Subsidiary), in each case, except for the incurrence or guarantee of indebtedness under the Company’s or any Company Subsidiary’s existing credit facilities as in effect on the date hereof (including any renewal, extension, refinancing or replacement of such contracts on substantially the same or similar terms) in order to fund working capital needs in the ordinary course of business;

(ix) except as required pursuant to existing Company Benefit Plans or other Contracts in effect on the date hereof or as otherwise required by applicable Law, (A) enter into any new employment, severance or other compensatory agreements (including the renewal of any consulting agreement) with any employee, officer, director, shareholder or other service providers of the Company or any Company Subsidiary other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees who have a total annual base salary and incentive compensation opportunity of less than $100,000 (or an equivalent amount in RMB), (B) grant or announce any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary (other than annual salary increases to employees who have a total annual base salary and incentive compensation opportunity less than $100,000 (or an equivalent amount in RMB) in the ordinary course of business consistent with past practice), (C) hire (or enter into any employment or other agreements with) any employees or other service providers other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees who have an annual total base salary and incentive compensation opportunity of less than $100,000 (or an equivalent amount in RMB), (D) grant any severance or termination pay, or any retention pay, (E) waive or amend in any respect any performance, or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, other than as required by any such Company Plan or expressly contemplated by this Agreement, (F) amend any employment, consulting or severance agreement or arrangement with any employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary (other than non-material amendments to agreements with employees who have a total annual base salary and incentive compensation opportunity less than $100,000 (or an equivalent amount in RMB)), (G) establish, enter into or adopt any new Company Benefit Plan, or renew, amend or terminate any existing Company Benefit Plan (other than non-material amendments to the Company’s broad-based health and welfare plans), or (H) terminate the employment or services, as applicable, of any of its present directors, officers, employees or independent consultants who have a total annual base salary and incentive compensation opportunity in excess of $100,000 (or an equivalent amount in RMB);

(x) offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that would reasonably be expected to compete with or impede the Debt Financing or cause the breach of any provisions of the Debt Financing Commitment Letter or the Debt Financing Agreement or cause any condition set forth in the Debt Financing Commitment Letter or the Debt Financing Agreement not to be satisfied;

(xi) make any material change in any financial or tax accounting principles, policies, methods or procedures used by the Company, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii) enter into or amend any Contract with any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) or any Affiliate of the Company (other than (A) Contracts solely between the Company and/or wholly-owned Company Subsidiaries and (B) Contracts relating to services with employees or directors of the Company (but subject to Section 6.1(a)(vi)), in each case, entered into or amended in the ordinary course of business consistent with past practice);

(xiii)(A) make, change or revoke any Tax election, (B) enter into any release, assignment, settlement or compromise of any Tax liability other than releases, assignments, settlements or compromises of non-material Tax liability where the Company has provided Parent and Merger Sub reasonable advance notice of such action, (C) file any amended Tax Return with respect to any Tax or waive any statute of limitations with respect to any Tax claim or assessment other than amendments or waivers with respect to non-material Taxes where the Company has provided Parent and Merger Sub reasonable advance notice of such action, (D) change (or file a request to make such change) any method of Tax accounting or any annual Tax accounting period except as required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto so long as advance written notice is provided to Holdings, Parent and Merger Sub prior to such change, (E) enter into or request any closing agreement relating to any Tax, (F) surrender any right to claim a Tax refund, (G) request or receive a ruling related to Taxes, (H) fail to duly and timely file all Tax Returns and other documents required to be filed with any taxing authority (taking into account any extension of time within which to file such Tax Return), (I) fail to pay any Taxes as they become due and payable, except Taxes which are being contested in good faith and that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the SEC Reports filed prior to the date hereof, or (J) incur an obligation to make any payment of, or in respect of, any material Taxes except in the ordinary course of business;

(xiv) settle or compromise any litigation other than settlements or compromises of litigation where the amount paid in settlement or compromise, in each case, does not exceed the amount set forth in Section 6.1(a)(xiv) of the Company Disclosure Schedule;

(xv) except for this Agreement, adopt a plan of complete or partial liquidation, scheme of arrangement, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or a Company Subsidiary (other than any merger or consolidation among Company Subsidiaries);

(xvi) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;

(xvii) make or authorize capital expenditures except (A) as budgeted in the Company’s current plan approved by the board of directors of the Company that was provided to Parent, and (B) for any single capital expenditure not in excess of $500,000 or capital expenditures for the Company and the Company Subsidiaries not in excess of $1,000,000 in the aggregate; or

(xviii) authorize, agree or commit to do any of the foregoing.

(b) No Impeding Actions. Each of Holdings, Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Holdings, Parent or Merger Sub to consummate the Merger or the other transactions contemplated under this Agreement.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Holdings, Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Holdings’, Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Holdings, Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of the Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Section 6.2 Proxy Statement and Schedule 13E-3. In connection with the Shareholders’ Meeting, the Company, with the reasonable assistance of Holdings, Parent and Merger Sub, will (i) as promptly as reasonably practicable (and, with respect to filing with the SEC, and subject to compliance by Holdings, Parent and Merger Sub with this Section 6.2, in any event within 15 Business Days from the date of this Agreement) prepare and file with the SEC the Proxy Statement, (ii) respond as promptly as practicable to any comments received from the SEC with respect to such filings and will provide copies of such comments to Merger Sub promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file (after Holdings, Parent and Merger Sub have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use its reasonable best efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Shareholders’ Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Shareholders’ Meeting, and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Shareholders’ Meeting and the Merger. Holdings, Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including furnishing the Company, as promptly as reasonably practicable upon request, with any and all information as may be required to be set forth in the Proxy Statement under the Exchange Act. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. In connection with the filing of the Proxy Statement, the Company and Merger Sub will cooperate to (A) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (B) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response, (C) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (D) use their respective reasonable best efforts to have cleared by the SEC the Schedule 13E-3, and (E) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the shareholders of the Company any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Shareholders’ Meeting. If, at any time prior to the Effective Time, any information relating to the Company, Holdings, Parent or Merger Sub or any of their respective Affiliates should be discovered by the Company, Holdings, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s shareholders.

Section 6.3 Shareholders’ Meeting. Subject to Section 6.6 and ARTICLE VIII, the Company will take, in accordance with applicable Law and the Company Memorandum and Articles of Association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) to consider and vote upon the approval of this Agreement and the Merger, including sending notices and a statement containing relevant information regarding this Agreement and the Merger to the Company shareholders entitled to vote at the Shareholders’ Meeting, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement. Subject to Section 6.6, the Company shall include the Company Recommendation in the Proxy Statement and shall take all lawful actions to solicit proxies from the Company’s shareholders to obtain the Company Requisite Vote.

Section 6.4 Access to Information. From the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause the Company Subsidiaries and its and their Representatives to, afford Parent and its Representatives reasonable access during normal business hours, consistent with applicable Law, to its officers, personnel, employees, systems, properties, offices and other facilities and to all books and records (including Tax Returns), and to furnish Parent with all financial, operating and other data, analyses, projections and plans, as Parent, through its Representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or the Company Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such violation, prejudice, jeopardy or contravention). No investigation shall affect the Company’s representations and warranties, covenants or agreements contained herein, or limit or otherwise affect the remedies available to Holdings, Parent or Merger Sub pursuant to this Agreement.

Section 6.5 Confidentiality. Prior to the Effective Time, each of Holdings, Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement dated as of July 30, 2012, by and between TPG Global, LLC and ShangPharma Corporation (the “Confidentiality Agreement”).

Section 6.6 Acquisition Proposals.

(a) No Solicitation or Negotiation; No Change of Recommendation. Except as otherwise set forth in this Section 6.6, the Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VIII, neither it nor any of the Company Subsidiaries nor any of the officers and directors of it or any of the Company Subsidiaries shall, and it shall instruct and cause its and the Company Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, or knowingly facilitate (including by providing information) the submission of any inquiries regarding, or the making of any, proposals or offers that constitute or could reasonably be expected to lead to any Acquisition Proposal, (ii) engage in, continue, or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, an Acquisition Proposal, (iii) (A) withhold, withdraw, qualify or modify in a manner adverse to Holdings, Parent or Merger Sub, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Holdings, Parent or Merger Sub, the Company Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (C) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (D) fail to include the Company Recommendation in the Proxy Statement, or (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in foregoing clauses (A), (B), (C), (D) or (E) being referred to as a “Change of Recommendation”), (iv) enter into any merger agreement, letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for, relating to, or reasonably be expected to result in any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 6.6(b)) (each, an “Alternative Acquisition Agreement”), (v) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (vi) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries, or (vii) propose or agree to do any of the foregoing; provided, however, it is understood and agreed that any determination or action by the Company, the Independent Committee, or the board of directors of the Company permitted under Section 6.6(b), Section 6.6(c) or Section 8.3(a) shall not be deemed to be a breach of this Section 6.6(a). The Company acknowledges and agrees that the doing of any of the foregoing by any of the Company Subsidiaries or any Representative of the Company or any of the Company Subsidiaries shall be deemed to be a breach by the Company of this Section 6.6(a). Upon the execution of this Agreement, the Company agrees, and the Independent Committee will direct, that the Company and the Company Subsidiaries and its and their Representatives will (A) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and (B) deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on and from the date hereof. The Company shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of share or assets or otherwise) the Company or any of the Company Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement and, if requested by Parent, to enforce such Person’s obligation to do so.

(b) Superior Proposals. Notwithstanding anything to the contrary in Section 6.6(a) at any time after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company may, in response to a bona fide written Acquisition Proposal that did not result from a breach of Section 6.6(a) and that the Independent Committee determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information and data with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms at least as restrictive as those contained in the Confidentiality Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement) (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes only to Parent), and (ii) participate, through the Independent Committee, in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall promptly (and in any event, within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent.

(c) Permitted Change of Recommendation or Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Section 6.6 but subject to this Section 6.6(c) and Section 6.6(d), if, prior to obtaining the Company Requisite Vote, (i) the Independent Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would reasonably be expected to be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, it may recommend a Change of Recommendation to the board of directors of the Company, which, upon receiving such recommendation from the Independent Committee, may effect a Change of Recommendation in accordance with this Section 6.6(c) or (ii) the Company receives a written bona fide Acquisition Proposal that did not result from a breach of Section 6.6(a) that the Independent Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (A) the Independent Committee may recommend that the board of directors of the Company make a Change of Recommendation or authorize the termination of this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement, (B) the board of directors of the Company, upon receiving such recommendation from the Independent Committee, may make a Change of Recommendation or authorize the termination of this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement in accordance with this Section 6.6(c), and (C) the Company, upon receiving such authorization from the board of directors of the Company, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (C), the Company concurrently terminates this Agreement pursuant to Section 8.3(a). The board of directors of the Company shall not be entitled to effect a Change of Recommendation or authorize the termination of this Agreement pursuant to Section 8.3(a) (and, for the avoidance of doubt, the Company shall not be entitled to terminate this Agreement pursuant to Section 8.3(a)) unless the Company has provided written notice (a “Notice”) at least three (3) Business Days in advance of such Change of Recommendation or authorization to Parent and Merger Sub advising Parent that the Independent Committee has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Change of Recommendation or to authorize termination of this Agreement, as applicable, would reasonably be expected to be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, and that the board of directors of the Company intends to effect a Change of Recommendation or authorize the termination of this Agreement pursuant to Section 8.3(a), as the case may be. For the avoidance of doubt, any purported termination of this Agreement pursuant to Section 8.3(a) shall be void and of no force and effect unless the Company complies with this Section 6.6(c) and Section 6.6(d) and pays the Termination Fee in accordance with Section 8.5(b) prior to or substantially concurrently with such termination. In the event that the basis of such proposed action by the Independent Committee, the board of directors of the Company and/or the Company is in connection with a Superior Proposal, (x) the Notice shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any) and include with it copies of any proposed transaction documents with respect to such Superior Proposal, (y) during the three (3) Business Day period following receipt by Parent and Merger Sub of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing Documents so that such Superior Proposal ceases to constitute a Superior Proposal and (z) following the end of the three (3) Business Day period, the board of directors of the Company and the Independent Committee shall have determined in good faith after consultation with their outside legal counsel and financial advisors, taking into account any changes to this Agreement and the Financing Documents irrevocably proposed in writing by Parent and Merger Sub in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 6.6(c). In the event the basis of a proposed Change of Recommendation by the board of directors of the Company is not the result of a Superior Proposal, then (x) the Notice shall specify the reasons and findings for such proposed Change of Recommendation, (y) during the three (3) Business Day period following receipt by Parent and Merger Sub of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith to amend this Agreement in such a manner that would otherwise obviate the need for such Change of Recommendation and (z) following the end of the three (3) Business Day period, the board of directors of the Company and the Independent Committee shall have determined in good faith after consultation with their outside legal counsel and financial advisors, taking into account any changes to this Agreement and the Financing Documents irrevocably proposed in writing by Parent and Merger Sub in response to the Notice or otherwise, that no change has been made that would obviate the need for such Change of Recommendation and the findings described in foregoing clause (x) above continue to be applicable such that a Change of Recommendation should be made if such changes were to be given effect.

(d) Notice. The Company shall promptly (and in any event within 48 hours of knowledge thereof) notify Parent in writing of (i) any written Acquisition Proposal received by the Company, (ii) any request for non-public information relating to the Company or the Company Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal, (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request; provided, in each case, that such Acquisition Proposal, request or inquiry is received by the board of directors of the Company or the Independent Committee or their respective agents or advisors, and (iv) any meeting of the board of directors of the Company or Independent Committee (in which case, at least 48 hours prior notice or such lesser notice as is provided to the members of the board of directors of the Company or the Independent Committee) at which the board of directors of the Company or Independent Committee is reasonably expected to consider any Acquisition Proposal. The Company shall keep Parent reasonably fully informed, on a reasonably current basis, in all material respects of the status and details (including material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request; provided that this obligation shall be excused if and to the extent that the board of directors of the Company or Independent Committee and its Representatives shall be unaware of such status and details (including material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request.

(e) Certain Permitted Disclosure. Nothing set forth in this Agreement shall be deemed to prohibit the board of directors of the Company, after consultation with the Independent Committee, or the Independent Committee, after providing prior notice to the board of directors of the Company, from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), provided that the board of directors of the Company shall expressly reaffirm the Company Recommendation in such disclosure. The parties agree and acknowledge that, for purposes of this Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal (including any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) and/or the operation of this Agreement with respect thereto shall not in and of itself be deemed a Change of Recommendation.

(f) Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Holdings or one of its subsidiaries or Affiliates for (a) a merger, scheme of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Company Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole) or (b) the acquisition in any manner, directly or indirectly, of 20% or more of the equity securities of the Company or 20% or more of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries, in each case other than the Merger.

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%), that the Independent Committee has determined in its good faith judgment after consultation with its outside legal counsel (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and (B) if consummated, would result in a transaction more favorable to the Company’s shareholders (other than to Rollover Shareholders) from a financial point of view than the transaction contemplated by this Agreement (x) after giving effect to all adjustments to the terms thereof which may be irrevocably offered by Parent in writing (including pursuant to Section 6.6(c)) and (y) after receiving the advice of a financial advisor (who shall be an internationally recognized investment banking firm (it being agreed that J.P. Morgan Securities (Asia Pacific) Limited is such a financial advisor)).

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification by and among the Company and its directors and certain of its executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company or any of its subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the Company Memorandum and Articles of Association as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds or expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or Company Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (x) the approval of this Agreement, the Merger or the transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law, and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any Company Subsidiary.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.7(c) shall terminate.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.7 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7.

(e) The provisions of this Section 6.7 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.7.

(f) The agreements and covenants contained in this Section 6.7 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under any such policies.

Section 6.8 Further Action; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, executing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, and, without prejudice to any rights of the parties hereunder, shall consult, and cooperate and use its reasonable best efforts to (i) vigorously contest and defend all Legal Proceedings by or before any Governmental Entity or by any private party challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (ii) have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

(c) Nothing in this Section 6.8 shall require Parent, Merger Sub, or any Affiliate of Parent, Merger Sub, Founder, TPG Star or TPG Biotech to dispose, or cause the disposal of, any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s assets or limits of the Company’s freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing, and nothing in this Section 6.8 shall authorize the Company to commit or agree to any of the foregoing to obtain any consents, approvals, permits or authorizations to remove any impediments to the Merger relating to any applicable Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to any applicable Law, If and to the extent this Section 6.8 shall require the Company to dispose any of its assets or limit its freedom of action with respect to any of its businesses, the Company may expressly condition any such disposal or limitation upon the consummation of the Merger and the other transactions contemplated hereby.

Section 6.9 Public Announcements. Unless and until a Change of Recommendation has occurred or, if earlier, the termination of this Agreement in accordance with its terms, the Company, Holdings, Parent and Merger Sub will consult with and provide to each other party the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. The Company and Parent agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 6.10 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Holdings and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any Legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement, (ii) be deemed to amend or supplement the Company Disclosure Schedule, or (iii) limit the remedies available to the party receiving such notice or the representations, warranties, covenants or agreements of the parties, or the conditions to the obligations of the parties hereto. The parties agree and acknowledge that the Company’s compliance or failure of compliance with this Section 6.10 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) shall have been satisfied.

Section 6.11 Obligations of Merger Sub. Parent shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.12 Financing.

(a) Each of Holdings and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Documents, including using reasonable best efforts to (i) negotiate and enter into a definitive agreement (the “Debt Financing Agreement”) with respect to, and on the terms and conditions contained in, the term sheet set out in the Debt Financing Commitment Letter as promptly as reasonably practicable after the date hereof, the terms and conditions of which shall not impose new or additional conditions, or otherwise enhance or expand upon or adversely modify the conditions to the closing of the Debt Financing contained in the Debt Financing Commitment Letter, (ii) maintain in effect the Financing Documents in accordance with the terms thereof until the transactions contemplated by this Agreement are consummated, (iii) satisfy on a timely basis all conditions applicable to Holdings, Parent and Merger Sub in the Financing Documents (including by consummating the financing pursuant to the terms of the TPG Equity Financing and the Joint Benefit Equity Financing) and otherwise comply with its obligations thereunder, (iv) consummate the Financing at or prior to Closing, (v) seek to enforce its rights (including through litigation pursued in good faith) under the Debt Financing Commitment Letter and Debt Financing Agreement, and (vi) assuming all terms and conditions in the Debt Financing Agreement have been satisfied, cause the Financing Sources and other Persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated hereby. Each of Holdings and Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under any Financing Document (provided, however, that Holdings, Parent and Merger Sub may replace, amend or supplement the Debt Financing Commitment Letter and the Debt Financing Agreement, if such replacements, amendments or supplements, individually or in the aggregate, would not (i) impose new or additional conditions, or otherwise enhance or expand upon or adversely modify the conditions precedent to the Debt Financing as set forth in the Debt Financing Commitment Letter or the Debt Financing Agreement (as the case may be) in any way, (ii) prevent or impair the availability of the financing or materially delay the financing under the Debt Financing Commitment Letter or the Debt Financing Agreement (as the case may be) or the consummation of the transactions contemplated by this Agreement), or (iii) adversely impact the ability of Holdings, Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitment Letter or the Debt Financing Agreement. For purposes of this Section 6.12, references to “Financing” shall include the financing contemplated by the Financing Documents as permitted in the case of the Debt Financing Commitment Letter or the Debt Financing Agreement (as the case may be), to be replaced, amended or supplemented by this Section 6.12(a) and any Alternative Financing and references to “Financing Documents” or “Debt Financing Agreement” shall include such documents as permitted to be replaced, amended or supplemented by this Section 6.12(a) and any Alternative Financing Agreements.

(b) Without limiting the generality of Section 6.12(a), Holdings, Parent and Merger Sub shall give the Company prompt notice: (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach or default) by any party to any Financing Document which would result in any condition of the Financing Documents not to be satisfied or the termination of any Financing Document, of which Holdings, Parent or Merger Sub becomes aware, (ii) of the receipt of any written notice or other written communication from any party to any Financing Document with respect to any alleged or potential material breach, default, termination or repudiation by any party to any Financing Document or any provisions of the Financing Document which would result in any condition of the Financing Documents not to be satisfied or the termination of any Financing Document, (iii) of any material dispute or disagreement between or among any parties to the Financing Documents, and (iv) if Holdings, Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Document. As soon as reasonably practicable after the date the Company delivers to Holdings, Parent or Merger Sub a written request therefor, Holdings, Parent and Merger Sub shall provide notice of the circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence. If (after compliance by Holdings, Parent and Merger Sub of their obligations under Section 6.12(a) and the preceding provisions of this Section 6.12(b)) any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter or the Debt Financing Documents, Parent shall use its reasonable best efforts to arrange and obtain alternative debt financing (the “Alternative Financing”) from alternative debt financing sources in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated by this Agreement on terms and conditions not less favorable, taken as a whole, to Holdings, Parent and Merger Sub (as determined in the reasonable judgment of Parent) than those in the Debt Financing Commitment Letter or the Debt Financing Agreement as promptly as practicable following the occurrence of such event but no later than five (5) Business Days immediately prior to the Closing Date. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Alternative Financing and shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, true and complete copies of all Contracts or other arrangements (including fee letters) pursuant to which any such Financing Sources shall have committed to provide any such Alternative Financings , except for any such Contracts or other arrangements that do not impact the conditionality of the Alternative Financing (the “Alternative Financing Agreements”).

(c) Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to provide to Holdings, Parent and Merger Sub, at Parent’s sole expense (such expenses to be reasonable and properly incurred), all reasonable cooperation reasonably requested by Parent that is necessary in connection with the Financing (and, if applicable, the Alternative Financing), including (i) promptly furnishing to Holdings, Parent and Merger Sub and their Financing Sources financial statements required to be delivered to the Lender under the Debt Financing Commitment Letter and/or the Debt Financing Agreement and, if applicable, pertinent information with respect to the Company and the Company Subsidiaries as reasonably required by any alternative debt financing sources arranged by Parent in compliance with Section 6.12(b) in connection with the Alternative Financing, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing (and, if applicable, the Alternative Financing) and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions and drafting sessions, (iii) assisting Holdings and Parent and their Financing Sources in the preparation of customary bank information memoranda and lender presentations relating to the Debt Financing (and, if applicable, the Alternative Financing), (iv) using reasonable best efforts to obtain legal opinions from the Company’s current legal counsel and facilitate the pledging of collateral in connection with the Debt Financing (and, if applicable, the Alternative Financing), in each case, as reasonably requested by Holdings or Parent and their Financing Sources and customary for financings similar to the Financing (and, if applicable, the Alternative Financing), (v) causing the taking of corporate actions by the Company and the Company Subsidiaries (subject to the Closing) reasonably necessary for the consummation of the Financing (and, if applicable, the Alternative Financing), provided that no such action shall be effective prior to the Effective Time, (vi) facilitating the execution and delivery at the Closing of any notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing as required by the Debt Financing Commitment Letter and/or the Debt Financing Agreement (and, if applicable, the Alternative Financing) (each, an “Ancillary Debt Agreement”), and (vii) as promptly as reasonably practicable, furnishing Holdings, Parent and Merger Sub and their Financing Sources with financial and other information regarding the Company and the Company Subsidiaries as may be reasonably requested by Holdings or Parent; provided, however, that, (A) irrespective of the above, no obligation of the Company or any of the Company Subsidiaries under any Financing Document, Ancillary Debt Agreement, certificate or other document or instrument shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to take any action under any Financing Document, Ancillary Debt Agreement, certificate or other document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (B) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, and (C) none of the Company or any of the Company Subsidiaries shall be required to issue any offering or information document prior to the Effective Time. The term “Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing and, if applicable, the Alternative Financing (other than the TPG Equity Financing, the Joint Benefit Equity Financing and the Contribution Agreement) in connection with the transactions contemplated hereby, including the parties to the Debt Financing Agreement, the Alternative Financing Agreements, if applicable, and any joinder agreements relating thereto. None of the Company or any of the Company Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. Holdings, Parent and Merger Sub shall on a joint and several basis indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing, the Alternative Financing (if applicable) and the Contribution (including any action taken in accordance with this Section 6.12(c)) and any information utilized in connection therewith (other than historical and other information relating to the Company provided by the Company and other than arising out of the gross negligence, fraud, willful misconduct or breach of this Agreement by the Company or any of its Representatives). Holdings and Parent shall, promptly upon termination of this Agreement, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with this Section 6.12(c). In no event shall Holdings, Parent or any of their respective Affiliates prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, including the Financing Sources, from providing financing or financial advisory services to any Person in connection with a transaction relating to the Company or its subsidiaries or in connection with the Merger or the other transactions contemplated hereby, provided, however, that the foregoing will not prohibit Holdings, Parent or Merger Sub from entering into joinders and/or engagement letters with such potential provider of debt or equity financing that require such Persons to “run trees” within their respective organizations.

(d) Holdings, Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, or the Contribution, is not a condition to Closing.

(e) Each of Holdings and Parent shall use its reasonable best efforts to consummate the transactions contemplated by the Contribution Agreement immediately prior to the Closing on the terms and conditions described in the Contribution Agreement, including using reasonable best efforts to (i) maintain in full force and effect the Contribution Agreement until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions applicable to Holdings and Parent in the Contribution Agreement, and (iii) cause the Persons providing the Contribution to provide the Contribution on the Closing Date (subject to the conditions set forth in the Contribution Agreement). Neither Holdings nor Parent shall agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Contribution Agreement without the prior written consent of the Company and the Independent Committee if such amendment, modification or waiver would (i) impose new or additional conditions or otherwise enhance or expand upon or adversely modify the conditions precedent to the Contribution as set forth in the Contribution Agreement in any way or (ii) reasonably be expected to prevent or materially delay the ability of Holdings, Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Following the Contribution Closing and the Company’s receipt of all relevant documentation and evidence of the transfers of the Rollover Shares in the manner contemplated under the Contribution Agreement, the Company shall promptly, and in any event prior to the Closing, (i) ensure that its obligations pursuant to this last sentence of Section 6.12(e) have been duly and validly authorized by the board of directors of the Company, (ii) cause the register of members of the Company to be updated to reflect the Contribution, and (iii) deliver to Parent a certified true copy of such updated register of members of the Company showing the transfer of the Rollover Shares to Holdings, and the subsequent transfer of such Rollover Shares to Parent, and therefore showing Parent as the registered owner of the Rollover Shares.

Section 6.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take or cause to be taken, and following the Effective Time, Parent shall use reasonable best effectors to take or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares and ADSs from the NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.14 Resignations. The Company shall cause to be delivered to Parent at the Closing written evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time of those directors of the Company and any Company Subsidiary identified by Parent in writing to the Company. At the request of Parent, the Company shall provide Parent with a true and accurate list of the directors of the Company and the Company Subsidiaries. From and after the date of delivery of such list, the Company shall promptly inform Parent of changes to such list.

Section 6.15 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors or officers relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.16 Takeover Laws. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

Section 6.17 Expenses. Except as otherwise specifically provided herein (including Section 6.12(c) and Section 8.5(e)), each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 6.18 Voting at the Shareholders’ Meeting. Provided there is no Change of Recommendation, Parent shall use its reasonable best efforts to cause (including by exercising any powers of attorney, irrevocable proxy, written consent or other similar rights it may have under the Voting Agreement) all of the Rollover Shares to (a) appear at Shareholders’ Meeting (including any adjournments thereof) or otherwise be counted as present thereat for purposes of determining whether a quorum is present and (b) be voted in favor of the authorization and approval of this Agreement and the Cayman Plan of Merger and the transactions contemplated hereby (including the Merger).

Section 6.19 Knowledge of Inaccuracies. It is agreed that neither Holdings nor Parent shall have any right to (a) terminate this Agreement under Section 8.4(b), or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in Section 5.1 to the extent (i) both (A) Founder and (B) TPG Star Charisma Limited, TPG Biotech II Charisma Limited or any of their respective Affiliates had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof, or (ii) if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of both (A) Founder and (B) TPG Star Charisma Limited, TPG Biotech II Charisma Limited or any of their respective Affiliates without the approval or direction of the board of directors of the Company (acting with the concurrence of the Independent Committee) or the Independent Committee.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. The Company Requisite Vote shall have been obtained.

(b) Orders. As of the Closing, no Order (whether temporary, preliminary or permanent) is in effect which restrains, enjoins or otherwise prohibits consummation of the Merger.

Section 7.2 Conditions to Obligations of Holdings, Parent and Merger Sub. The obligations of Holdings, Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect (other than the representation and warranties set forth in Section 5.1(c)(i), Section 5.1(d), Section 5.1(e)(i)(A), Section 5.1(h)(ii)(A) and Section 5.1(w) shall be true and correct (without giving effect to any “in all material respects”, “material” or “materially” qualifications therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date; provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect; (iii) the representations and warranties set forth in Section 5.1(d), Section 5.1(e)(i)(A), Section 5.1(h)(ii)(A) and Section 5.1(w) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date; and (iv) the representations and warranties set forth in Section 5.1(c)(i) shall be true and correct in all respects except for inaccuracies that do not, individually or in the aggregate, require payments at or after the Closing under Section 4.1 or at or after the Closing under Section 4.3 in excess of $100,000 (or an equivalent amount in RMB) as of the date of this Agreement and as of the Closing Date as if made on and as of such date.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(e) Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of objection under Section 238(2) of the Cayman Companies Law.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company on or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Holdings, Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for inaccuracies of representations and warranties which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Holdings, Parent and Merger Sub. Each of Holdings, Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate signed by a designated director of each of Holdings, Parent and Merger Sub certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Holdings, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Section 6.8 and Section 6.12.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company, by action of its board of directors, acting upon the recommendation of the Independent Committee, and Parent, by action of its board of directors.

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent, by action of its board of directors, or the Company, at the direction of the Independent Committee, if:

(a) the Merger shall not have been consummated by six months after the date of Merger Agreement, whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose action or failure to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(b) the Shareholders’ Meeting shall have been held and completed and approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at such Shareholders’ Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a)), provided that prior to termination pursuant to this Section 8.2(c), each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order and shall have complied in all material respects with its obligations under Section 6.8; provided, further that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, such Order.

Section 8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice by the Company acting upon the recommendation of the Independent Committee, to the Parent:

(a) at any time prior to the time the Company Requisite Vote is obtained, if (i) the board of directors of the Company (acting on the recommendation of the Independent Committee) authorizes the Company, subject to complying with the covenants and agreements in Section 6.6, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5;

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Holdings, Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice (which shall specify the nature of such breach and the Company’s intention to terminate this Agreement if such breach or failure is not cured) thereof is given by the Company to Parent or (ii) five (5) Business Days prior to the Termination Date; provided, however, that the Company is not then in material breach of this Agreement such that the conditions set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(c) at any time prior to the Effective Time, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing), (ii) the Company has irrevocably confirmed by notice to Parent (A) that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (B) that the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement and (iii) the Merger shall not have been consummated within five (5) Business Days after the delivery of such notice.

Section 8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by written notice by Parent, by action of its board of directors, to the Company:

(a) at any time prior to the time the Company Requisite Vote is obtained, if the board of directors of the Company or the Independent Committee shall have made a Change of Recommendation; or

(b) at any time prior to the Effective Time, (i) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement (except the covenants and agreements in Section 6.6), or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice (which shall specify the nature of such breach and Parent’s intention to terminate this Agreement if such breach or failure is not cured) thereof is given by Parent to the Company or (B) five (5) Business Days prior to the Termination Date; or (ii) the Company shall have breached in any material respect its obligations under Section 6.6 such that the conditions set forth in Section 7.2(b) would not be satisfied and such breach or condition is not curable, or if curable, is not cured prior to the earlier of (A) ten (10) Business Days after written notice of such breach, or (B) five (5) Business Days prior to the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if it is then in material breach of this Agreement such that the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) would not be satisfied.

Section 8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided that the provisions set forth in this Section 8.5, Section 6.9 (Public Announcements), Section 6.12(c) (with respect to Parent’s and Merger Sub’s reimbursement and indemnification obligations), Section 6.17 (Expenses), Section 9.4 (Notices), Section 9.6 (Entire Agreement; Assignment), Section 9.7 (Parties in Interest), and Section 9.8 (Governing Law and Arbitration), the Confidentiality Agreement and the Guaranty (to the extent set forth therein) shall survive the termination of this Agreement and abandonment of the Merger pursuant to this ARTICLE VIII.

(b) In the event that:

(i) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b) or by the Parent pursuant to Section 8.4(b)(i), (B) an Acquisition Proposal, whether or not conditional, shall have been made public and not withdrawn prior to the termination of this Agreement pursuant to Section 8.2(a) or Section 8.4(b)(i) or, with respect to termination pursuant to Section 8.2(b), prior to the Shareholders’ Meeting, and (C) after the date of this Agreement and prior to the date that is twelve (12) months following the termination of this Agreement, the Company enters into, agrees to or consummates an Acquisition Proposal (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (A)) (provided that for purposes of this Section 8.5(b)(i), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a) or Section 8.4(b)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a);

then the Company shall (x) in the case of clause (i) above, within two (2) Business Days after the earlier of the date on which the Company enters into an agreement with respect to, or consummates, the Acquisition Proposal referred to in subclause (b)(i)(C) above, (y) in the case of clause (ii) above, no later than two (2) Business Days after the date of such termination, and (z) in the case of clause (iii) above, immediately prior or substantially concurrently with such termination, pay Parent the Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). “Termination Fee” means $2,550,000.

(c) In the event that this Agreement is terminated pursuant to Section 8.3(b) or Section 8.3(c), then Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company an amount equal to $5,950,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(d) The parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement under circumstances where a Termination Fee or a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and that, without these agreements, the parties would not enter into this Agreement, and, therefore, the Termination Fee and Parent Termination Fee are not penalties, but rather liquidated damages, and if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or Section 8.5(e) or Parent fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or Section 8.5(e) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, (A) the Company’s receipt and acceptance of the Parent Termination Fee from Parent or the Guarantors pursuant to this Section 8.5 (including the right to enforce the Guaranty with respect thereto) shall, subject to Section 9.11, be the sole and exclusive remedy of the Company and the Company Subsidiaries against Holdings, Parent, Merger Sub, the Guarantors and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates, employees, representatives or agents for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger to be consummated, and upon payment of such amounts, none of Parent, Merger Sub, the Guarantors or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, employees, representatives, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that such parties shall remain obligated for, and the Company and the Company Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, any reimbursement obligations of Parent pursuant to the first (1st) sentence of this Section 8.5(d) and the indemnification, reimbursement and expense obligations contained in Section 6.12(c)) and (B) Parent’s receipt of the Termination Fee from the Company pursuant to this Section 8.5 shall, subject to Section 9.11, be the sole and exclusive remedy of Holdings, Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, the Company Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger to be consummated, and upon payment of such amounts, none of the Company, the Company Subsidiaries or any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, representatives or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except for any reimbursement and expense obligations of the Company pursuant to the first (1st) sentence of this Section 8.5(d) and Section 8.5(e)).

(e) In the event this Agreement is terminated by (i) either Parent or the Company pursuant to Section 8.2(b) and the Company Requisite Vote required the affirmative vote of holders of Shares (other than the Rollover Shares) representing a majority of the outstanding Shares (other than the Rollover Shares) present and voting in person or by proxy at the Shareholders’ Meeting, (ii) the Company pursuant to Section 8.3(a) or (iii) by Parent pursuant to Section 8.4(a) or 8.4(b), then the Company shall, within thirty (30) Business Days following receipt of an invoice therefor, reimburse Parent or its designees for all of Parent’s reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) up to a maximum amount equal to $850,000 (the “Parent Expenses”) by wire transfer of same day funds to one or more accounts designated by Parent; provided that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.5(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.5(e); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.5(e) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.5(b) except to the extent indicated in Section 8.5(b).

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company, by action taken (a) with respect to Holdings, Parent and Merger Sub, by their respective boards of directors and (b) with respect to the Company, by its board of directors acting upon the recommendation of the Independent Committee in writing; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by applicable Law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.3 Waiver. At any time prior to the Effective Time, any party hereto (a) with respect to Holdings, Parent and Merger Sub, by their respective boards of directors and (b) with respect to the Company, by its board of directors acting upon the recommendation of the Independent Committee, may (to the extent legally permitted and except as otherwise set forth herein) (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance by the other parties with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international overnight courier or by electronic mail (“e-mail”) transmission (so long as a receipt with respect to such e-mail is requested and received) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Holdings, Parent or Merger Sub:

c/o Mr. Michael Hui

289 Taiyuan Road, Building 2, Apt. 1503

Shanghai 200031

China

Facsimile: +8621 64736926; and

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

USA

Attention: Legal Department

Facsimile: +1 817 871-408

with additional copies (which shall not constitute notice) to:

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: Scott A. Jalowayski

                   Paul W. Boltz, Jr.

Facsimile: +852 3664 6588

(b)	if to the Company:

ShangPharma Corporation

No. 5 Building, 998 Halei Road

Zhangjiang Hi-Tech Park, Pudong New

Area Shanghai, 201203

The People’s Republic of China

Attention: William Dai

Facsimile: +86 21 5132-0110

E-mail: Williamdai@shangpharma.com

with additional copies (which shall not constitute notice) to:

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Ave.

Chao Yang District

Beijing 100022

Attention:       David J. Roberts

                        Paul S. Scrivano

Facsimile:      +86 10 6563 4201

Email:            DRoberts@omm.com

Email:            pscrivano@omm.com

Section 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.6 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Contribution Agreement, the Voting Agreement, the Confidentiality Agreement, the TPG Equity Financing Commitment, the Joint Benefit Equity Financing Commitment, and the Guaranty constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of applicable Law or otherwise without the prior written consent of each of the other parties; provided, however, that Merger Sub may assign all (but not less than all) of its rights, interests and obligations under this Agreement to another company all of the outstanding voting securities of which are owned by Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement will be void ab initio.

Section 9.7 Parties in Interest. Except (i) as provided in Section 6.7, (ii) with respect to the indemnification and reimbursement obligations of Parent and Merger Sub pursuant to Section 6.12(c), and (iii) only with respect to shareholders and only after the Effective Time, for the provisions set forth in ARTICLE IV, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.7 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law and Venue.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the laws of the Cayman Islands shall be subject to the laws of the Cayman Islands, including the duties of the board of directors, internal corporate affairs of the Parent, Merger Sub and Surviving Corporation and the Merger and exercise of any dissenter’s rights with respect to the Merger, the laws of the Cayman Islands shall supersede the laws of the State of New York with respect to such provision.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party or its affiliates against any other party or its affiliates shall be brought and determined in the courts of the State of New York sitting in the County of New York or the federal courts of the United States of America sitting in the Southern District of New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.9 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.10 Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.11 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding anything in this Agreement to the contrary, the parties hereby explicitly acknowledge and agree that the Company’s right, prior to the Closing, to seek an injunction, specific performance or other equitable relief to cause Holdings, Parent and/or Merger Sub to draw down the full proceeds of the TPG Equity Financing and the Joint Benefit Equity Financing and to cause Holdings, Parent or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, shall be subject to the requirements that (A) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) Holdings, Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (C) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 6.12, pursuant to the Alternative Financing Agreements respect thereto) has been funded in accordance with the terms thereof or will be funded at the Closing in accordance with the terms thereof if the TPG Equity Financing and Joint Benefit Equity Financing are funded at the Closing, and (D) the Company has irrevocably confirmed in writing that if specific performance is granted and the TPG Equity Financing, Joint Benefit Equity Financing and Debt Financing are funded, then the Closing will occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction. Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.11 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.5. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (x) a grant of injunction, specific performance or other equitable relief under this Section 9.11 that results in a Closing and (y) monetary damages, including all or any portion of the Parent Termination Fee.

Until such time as the Company pays the Termination Fee, the remedies available to each of Holdings, Parent and Merger Sub pursuant to this Section 9.11 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Holdings, Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee under Section 8.5. This Section 9.11 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Document (including the expiration or termination provisions thereof). For the avoidance of doubt, (1) under no circumstances will the Company be entitled to monetary damages in excess of the aggregate amount of (a) the Parent Termination Fee, and (b) any reimbursement obligation of Parent pursuant to the first sentence of Section 8.5(d) and the indemnification, reimbursement and expense obligations contained in Section 6.12(c), and (2) under no circumstances will Holdings, Parent or Merger Sub be entitled to monetary damages in excess of the aggregate amount of (a) the Termination Fee, (b) any reimbursement obligation of the Company pursuant to the first sentence of Section 8.5(d) and (c) any reimbursement obligation of the Company pursuant to Section 8.5(e).

Section 9.12 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 9.13 Interpretation. When reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement, unless otherwise stated. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 9.14 Waiver Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.15 Certain Definitions. For purposes of this Agreement, the terms:

“Acquisition Proposal” has the meaning set forth in Section 6.6(f)(i);

“ADSs” has the meaning set forth in Section 4.2(a);

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that for the avoidance of doubt, for all purposes under this Agreement, Founder shall be deemed to be an Affiliate of Parent;

“Agreement” has the meaning set forth in the Preamble;

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.6(a);

“Alternative Financing” has the meaning set forth in Section 6.12(b);

“Alternative Financing Agreements” has the meaning set forth in Section 6.12(b);

“Ancillary Debt Agreement” has the meaning set forth in Section 6.12(c);

“Anti-Corruption Laws” means any anti-corruption Law, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, applicable to the Company and the Company Subsidiaries;

“beneficially owned” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act;

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required to close in New York, the Cayman Islands, Hong Kong or the PRC;

“Buyer Group Parties” means Holdings, Parent, Merger Sub, ChemExplorer Investment Holdings Limited, ChemPartner Investment Holdings Limited, TPG Star Charisma Ltd., TPG Biotech II Charisma Ltd., and Joint Benefit Group Limited;

“Cayman Companies Law” has the meaning set forth in the Recitals;

“Cayman Plan of Merger” has the meaning set forth in Section 1.3;

“Change of Recommendation” has the meaning set forth in Section 6.6(a);

“Closing” has the meaning set forth in Section 1.1;

“Closing Date” has the meaning set forth in Section 1.2;

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“Company” has the meaning set forth in the Preamble;

“Company Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and each employment, incentive compensation, bonus, severance, retention, change of control, deferred compensation, equity or equity-based award, vacation or sick pay, fringe benefit, retirement, post-retirement, life insurance, medical, hospital, disability, welfare, pension, or other employee benefit plan, program, arrangement or agreement of any kind providing for compensation or benefits, whether or not reduced to writing, in each case maintained by the Company, any Company Subsidiary or Founder for the benefit of any Company Employee or which respect to which the Company, any Company Subsidiary or Founder has any liability;

“Company Disclosure Schedule” has the meaning set forth in Section 5.1;

“Company Employees” means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any Company Subsidiary (or any dependent of any such person);

“Company Intellectual Property” has the meaning set forth in Section 5.1(q)(ii);

“Company Licenses” has the meaning set forth in Section 5.1(f)(ii);

“Company Memorandum and Articles of Association” has the meaning set forth in Section 5.1(b)(i);

“Company Option” means an option granted to current or former directors, employees and consultants of the Company and the Company Subsidiaries pursuant to a Company Plan to purchase Shares;

“Company Owned Software” has the meaning set forth in Section 5.1(q)(ii);

“Company Plan” means any of (i) the Company’s 2008 Equity and Performance Incentive Plan as amended and restated on February 24, 2010, (ii) the Founder’s 2008 Equity and Performance Incentive Plan dated May 2008, (iii) the Company’s 2010 Share Incentive Plan, and (iv) the Company’s 2011 Share Incentive Plan, as amended;

“Company Recommendation” has the meaning set forth in Section 5.1(d)(ii);

“Company Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications ; (ii) registered trademarks and applications to register trademarks; (iii) registered domain names; (iv) registered copyrights and applications for copyright registration; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity, in each case of (i) – (v) that are owned (solely or with others) by, registered or filed in the name of the Company or any Company Subsidiary as of the date of this Agreement;

“Company Requisite Vote” means the approval of this Agreement by a special resolution of the Company, meaning the affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting in accordance with Section 233(6) of the Cayman Companies Law; provided, however, that, in the event (i) there has been a Change of Recommendation pursuant to Section 6.6(c)(i), (ii) the sole reason for such Change of Recommendation is that an event, fact, circumstance, development or occurrence that affects the business, assets or operations of the Company or the Company Subsidiaries that is unknown to the Independent Committee as of the date of this Agreement becomes known to the Independent Committee prior to obtaining the Company Requisite Vote, and (iii) this Agreement has not been terminated by Parent, then, in addition to the special resolution described in the immediately above in this definition, the “Company Requisite Vote” shall also require (and be deemed to include) the affirmative vote of holders of Shares (other than the Rollover Shares) representing a majority of the outstanding Shares (other than the Rollover Shares) present and voting in person or by proxy at the Shareholders’ Meeting;

“Company RSU” means a restricted share unit granted to current or former directors, employees and consultants of the Company and the Company Subsidiaries pursuant to a Company Plan and includes both Vested Company RSUs and Unvested Company RSUs;

“Company Securities” has the meaning set forth in Section 5.1(c)(ii);

“Company Subsidiary” means each Person which is a subsidiary of the Company;

“Company Subsidiary Memorandum and Articles of Association” has the meaning set forth in Section 5.1(b)(i);

“Company Treasury Shares” has the meaning set forth in Section 4.1(a);

“Confidentiality Agreement” has the meaning set forth in Section 6.5;

“Consortium Agreement” means that certain consortium agreement, dated July 6, 2012, by and among Founder, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited and TPG Star Charisma Limited;

“Contract” has the meaning set forth in Section 5.1(e)(i);

“Contribution” has the meaning set forth in Section 5.2(g)(i);

“Contribution Agreement” has the meaning set forth in the Recitals;

“Contribution Closing” has the meaning assigned to such term in the Contribution Agreement;

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

“Damages” has the meaning set forth in Section 6.7(b);

“Debt Financing” has the meaning set forth in Section 5.2(g)(i);

“Debt Financing Agreement” has the meaning set forth in Section 6.12(a);

“Debt Financing Commitment Letter” has the meaning set forth in Section 5.2(g)(i);

“Debt Financing Documents” means the Debt Financing Agreement and the Ancillary Debt Agreements;

“Deposit Agreement” has the meaning set forth in Section 4.2(i);

“Depositary” has the meaning set forth in Section 4.2(i);

“Dissenting Shareholders” has the meaning set forth in Section 4.1(a);

“Dissenting Shares” has the meaning set forth in Section 4.1(a);

“Effective Time” has the meaning set forth in Section 1.3;

“e-mail” has the meaning set forth in Section 9.4;

“Environmental Laws” has the meaning set forth in Section 5.1(r)(ii)(A);

“Environmental Permits” has the meaning set forth in Section 5.1(r)(ii)(B);

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act” has the meaning set forth in Section 5.1(g)(i);

“Exchange Fund” has the meaning set forth in Section 4.2(a);

“Excluded Shares” has the meaning set forth in Section 4.1(a);

“Fee Letter” has the meaning set forth in Section 5.2(g)(i);

“Financing” has the meaning set forth in Section 5.2(g)(i);

“Financing Documents” has the meaning set forth in Section 5.2(g)(i);

“Financing Sources” has the meaning set forth in Section 6.12(c);

“Founder” has the meaning set forth in the Recitals;

“Founder Plan RSU Shares” has the meaning set forth in Section 4.1(a);

“GAAP” has the meaning set forth in Section 5.1(g)(i);

“Good Laboratory Practices” has the meaning set forth in Section 5.1(x)(i);

“Governmental Entity” has the meaning set forth in Section 5.1(e)(ii);

“Grant Date” has the meaning set forth in Section 5.1(c)(ii)(A);

“Guarantor” and “Guarantors” has the meaning set forth in the Recitals;

“Guaranty” has the meaning set forth in the Recitals;

“Hazardous Substance” has the meaning set forth in Section 5.1(r)(ii)(C);

“Holdings” has the meaning set forth in the Preamble;

“Indemnified Parties” has the meaning set forth in Section 6.7(a);

“Independent Committee” means a committee of the Company’s board of directors consisting of the members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of Company’s management;

“Intellectual Property” means all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, whether registered or unregistered, including: (i) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights, copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights, mask work rights, confidential information, trade secrets, database rights, and all other proprietary rights in inventions, works, discoveries, innovations, know-how, and other forms of technology, (ii) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith, (iii) domain names, rights of privacy and publicity, and moral rights, and (iv) any and all registrations, applications, recordings, licenses, common law rights, statutory rights, and contractual rights relating to any of the foregoing;

“Interim Investors Agreement” means that certain interim investors agreement, dated as of the date hereof, by and among ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited;

“Joint Benefit Equity Financing” has the meaning set forth in Section 5.2(g)(i);

“Joint Benefit Equity Financing Commitment” has the meaning set forth in Section 5.2(g)(i);

“knowledge” (i) with respect to the Company means the actual or constructive knowledge after due inquiry of any of the Persons listed in Section 9.15 of the Company Disclosure Schedule, and (ii) with respect to Holdings, Parent or Merger Sub means the actual or constructive knowledge after due inquiry of any of the directors of Holdings, Parent or Merger Sub;

“Law” means any domestic or foreign federal, state, provincial, municipal or local law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding;

“Lease Agreements” has the meaning set forth in Section 5.1(s)(i)(D);

“Leased Real Property” has the meaning set forth in Section 5.1(n)(ii);

“Legal Proceeding” has the meaning set forth in Section 5.1(i);

“Lender” has the meaning set forth in Section 5.1(g)(i);

“Licenses” has the meaning set forth in Section 5.1(f)(ii);

“Lien” means any lien, mortgage, pledge, encumbrance, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

“Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that would have or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, other than any development, fact, circumstance, condition, event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business or geopolitical conditions, (B) changes or developments in any of the industries in which the Company or the Company Subsidiaries operate, (C) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof after the date of this Agreement, (D) any change in the price or trading volume of the ADSs, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (E) any outbreak or escalation of hostilities or war or any act of terrorism, (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, (G) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (H) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and the Company Subsidiaries due to the announcement of this Agreement or the identity of the parties to this Agreement, or (I) the performance of or compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement (other than the performance of, or compliance with, the Company’s or any Company Subsidiary’s obligations under Section 6.1, provided that this parenthetical shall not apply with respect to (x) any action taken by the Company or the Company Subsidiaries that is described in Section 6.1 that was taken at Parent’s written request or upon Parent’s advance written consent or (y) the failure by the Company or the Company Subsidiaries to take any action that is prohibited by this Agreement to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 6.1), provided that the provisions of this clause (I) shall not apply to the representations and warranties set forth in Section 5.1(e), provided that any development, fact, circumstance, event, change, occurrence or effect referred to in the foregoing clauses (A), (B), (C), (E) and (F), may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such development, fact, circumstance, event, change, occurrence or effect has a materially disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other companies in the industries in which the Company and the Company Subsidiaries operate;

“Material Contract” has the meaning set forth in Section 5.1(s)(i);

“Merger” has the meaning set forth in the Recitals;

“Merger Sub” has the meaning set forth in the Preamble;

“Notice” has the meaning set forth in Section 6.6(c);

“NPI” has the meaning set forth in Section 5.1(q)(ii);

“NYSE” has the meaning set forth in Section 5.1(e)(ii);

“Operational Exceptions” has the meaning set forth in Section 6.1(a);

“Order” means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction;

“Owned Real Property” has the meaning set forth in Section 5.1(n)(i);

“Parent” has the meaning set forth in the Preamble;

“Parent Material Adverse Effect” has the meaning set forth in Section 5.2(a)(i);

“Parent Termination Fee” has the meaning set forth in Section 8.5(c);

“Paying Agent” has the meaning set forth in Section 4.2(a);

“Per ADS Merger Consideration” has the meaning set forth in Section 4.1(a);

“Per Share Merger Consideration” has the meaning set forth in Section 4.1(a);

“Permitted Liens” means (i) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law, (ii) zoning, entitlement and other land use and environmental regulations by any Governmental Entity, provided that such regulations have not been materially violated, (iii) any matter listed in or referred to in any title policy, search or report which was provided to Parent by the Company prior to the date of this Agreement, (iv) any immaterial Lien which does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries, (v) limitations or restrictions under any Lease Agreement or other Contract or otherwise imposed by the Law of PRC or another government or quasi-governmental agency having jurisdiction over the Real Property and/or operations thereat, (vi) limitations or restrictions on transfers imposed by the Securities Act, blue sky Laws and comparable foreign Laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions and (vii) non-exclusive licenses to Intellectual Property of the Company or any of its Subsidiaries granted in the ordinary course of business;

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity;

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“PRC Resident” is a PRC resident legal person or PRC resident individual as defined under SAFE Circular 75;

“PRC Subsidiary” means all Company Subsidiaries organized under the Laws of the PRC;

“Proxy Statement” has the meaning set forth in Section 5.1(p);

“RCA” has the meaning set forth in Section 4.3(d);

“Real Property” has the meaning set forth in Section 5.1(n)(iii);

“Reference Date” has the meaning set forth in Section 5.1(c)(i);

“Release” has the meaning set forth in Section 5.1(r)(ii)(D);

“Representatives” means, when used with respect to Holdings, Parent, Merger Sub, the Company or any other Person, the Affiliates, directors, officers, employees, agents, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders, and other agents, advisors and representatives of Holdings, Parent, Merger Sub, the Company or any other Person, as applicable, and their respective subsidiaries;

“Rollover Shareholders” means the ChemExplorer Investment Holdings Limited, ChemPartner Investment Holdings Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, Joint Benefit Group Limited and Han Ming Tech Investment Limited;

“Rollover Shares” means all (a) Shares and ADSs owned by Holdings, Parent or Merger Sub or any of their respective Affiliates immediately prior to the Effective Time, including all Shares and ADSs owned as of the date hereof by Joint Benefit Group Limited, ChemExplorer Investment Holdings Limited, ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Biotech II Charisma Limited, TPG Star Charisma Limited (other than (i) with respect to ChemPartner Investment Holdings Limited or ChemExplorer Investment Holdings Limited, (A) any Founder Plan RSU Shares and (B) any Shares transferred by ChemExplorer Investment Holdings Limited to Han Ming Tech Investment Limited following the date hereof, such amount not to exceed 1,260,000 Shares, and (ii) with respect to Han Ming Tech Investment Limited, any Shares beneficially owned by it in excess of 1,802,506 Shares), and (b) any Vested Company RSUs held by the Founder (or if any such Vested Company RSUs of the Founder are settled into Shares, then such Shares), in each case, which are to be contributed by such Persons to Holdings prior to the Effective Time pursuant to, and subject to the terms of, the Contribution Agreement;

“SAFE” means the State Administration of Foreign Exchange of the PRC;

“SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles”, effective as of November 1, 2005 together with its implementing rules, including the “Implementation Guidance Relating to Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles” issued by SAFE on May 29, 2007 and effective as of the same day, and the “Implementation Directives On Foreign Exchange Administration Relating to Financing and Round-trip Investments by PRC Residents Through Offshore Special Purpose Vehicles”, issued by SAFE on May 20, 2011 and effective as of July 1, 2011, or any successor rule or supplemental or regulation under PRC Law;

“SAFE Stock Option Rules” means Circular 7, issued by SAFE on February 12, 2012, titled “Notice of the SAFE on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Listed Companies”, effective as of February 15, 2012, or any successor or supplemental rule or regulation under PRC Law;

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.1(g)(iii)

“Schedule 13E-3” has the meaning set forth in Section 5.1(e)(ii);

“SEC” has the meaning set forth in Section 5.1(g)(i);

“SEC Reports” has the meaning set forth in Section 5.1(g)(i);

“Securities Act” has the meaning set forth in Section 5.1(g)(i);

“Share” or “Shares” has the meaning set forth in Section 4.1(a);

“Share Certificate” has the meaning set forth in Section 4.1(a);

“Shareholders’ Meeting” has the meaning set forth in Section 6.3;

“Software” has the meaning set forth in Section 5.1(q)(ii);

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture or other legal entity of which: (i) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such Person or by any one or more of such Person’s subsidiaries, (ii) at least fifty percent (50%) of the equity interests is controlled by such Person or by any one or more of such Person’s subsidiaries or (iii) such party or any subsidiary of such party is a general partner, (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act;

“Superior Proposal” has the meaning set forth in Section 6.6(f)(ii);

“Surviving Corporation” has the meaning set forth in Section 1.1;

“Surviving Corporation Memorandum and Articles of Association” has the meaning set forth in Section 2.1;

“Takeover Statute” has the meaning set forth in Section 5.1(u);

“Tax Return” means any return, report, estimates, disclosures, document, declaration, claim for refund, election or other information filing or statement (including information returns) required to be filed with or provided to any Governmental Entity or other Person, or maintained, with respect to Taxes, including any schedule or attachment thereto or amendment thereof;

“Taxes” means (i) any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, transfer, recapture, environmental, unemployment, registration, and estimated and government fees, duties, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign, and (ii) any amount owed as a result of being party to any (1) tax sharing agreement, (2) tax allocation agreement, arrangement or understanding, or (3) tax indemnification agreement;

“Termination Date” has the meaning set forth in Section 8.2(a);

“Termination Fee” has the meaning set forth in Section 8.5(b);

“TPG Biotech” has the meaning set forth in the Recitals;

“TPG Equity Financing” has the meaning set forth in Section 5.2(g)(i);

“TPG Equity Financing Commitment” has the meaning set forth in Section 5.2(g)(i);

“TPG Funds” has the meaning set forth in the Recitals;

“TPG Star” has the meaning set forth in the Recitals;

“Trade Secrets” has the meaning set forth in Section 5.1(q)(iii);

“Uncertificated Shares” has the meaning set forth in Section 4.1(a);

“Unvested Company RSU” has the meaning set forth in Section 4.3(d);

“Vested Company RSU” has the meaning set forth in Section 4.3(c); and

“Voting Agreement” has the meaning set forth in the Recitals.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Holdings, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SHANGPHARMA HOLDINGS LIMITED

By:	/s/ Michael Xin Hui
Name: Michael Xin Hui Title: Director

By:	/s/ Ronald Cami
Name: Ronald Cami Title: Director

SHANGPHARMA PARENT LIMITED

By:	/s/ Michael Xin Hui
Name: Michael Xin Hui Title: Director

By:	/s/ Ronald Cami
Name: Ronald Cami Title: Director

SHANGPHARMA MERGER SUB LIMITED

By:	/s/ Michael Xin Hui
Name: Michael Xin Hui Title: Director

By:	/s/ Ronald Cami
Name: Ronald Cami Title: Director

[Signature Page to Merger Agreement]

SHANGPHARMA CORPORATION

By:	/s/ Yuk Lam Lo
Name: Yuk Lam Lo Title: Director

[Signature Page to Merger Agreement]

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on                     2012.

BETWEEN

(1)	ShangPharma Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on 10 December, 2012, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Merger Sub”); and

(2)	ShangPharma Corporation, an exempted company incorporated under the laws of the Cayman Islands on 30 August 2007, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, George Town, Grand Cayman, KY1-1111, Cayman Islands (“Scientist” or “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and Scientist have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated December 21, 2012 made between ShangPharma Holdings Limited, ShangPharma Parent Limited, Merger Sub and Scientist, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2012 Revision) of the Cayman Islands (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and Scientist.

THE SURVIVING CORPORATION

2.	The surviving corporation (as defined in the Companies Law) shall be the Surviving Corporation.

REGISTERED OFFICE

3.	The registered office of the Merger Sub is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4.	The Surviving Corporation shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

5.	Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share, of which 1,000 shares have been issued.

6	Immediately prior to the Effective Date the authorized share capital of Scientist was US$500,000 divided into 500,000,000 ordinary shares of a par value of US$0.001 each, of which 353,600,000 ordinary shares have been issued fully paid.

7.	The authorized share capital of the Surviving Corporation shall be US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share.

8.	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Agreement.

9.	The rights and restrictions attaching to the shares in the Surviving Company as of immediately prior to the Merger are set out in the Surviving Corporation Memorandum and Articles of Association (as defined below).

EFFECTIVE DATE

10.	The Merger shall take effect on [•] 2013 (the “Effective Date”).[1]

PROPERTY

11.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

12.	As of the Effective Time, and without any further action on the part of Merger Sub or the Surviving Corporation, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, paragraph 1 of the memorandum of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is ShangPharma Corporation” (the “Surviving Corporation Memorandum and Articles of Association”), in each case, until thereafter changed or amended as provided therein or by applicable Law. The rights and restrictions attached to the shares in the capital of the Surviving Corporation shall be as set out in the Surviving Corporation Memorandum and Articles of Association.

[1]	Such date shall be no later than the fifth (5th) business day after the Closing Date.

2

DIRECTORS BENEFITS

13.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

14.	The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS

SECURED CREDITORS

15. (a)	The Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as of immediately prior to the Merger; and

(b)	Scientist has no secured creditors and has granted no fixed or floating security interests that are outstanding as of immediately prior to the Merger.

RIGHT OF TERMINATION AND AMENDMENT

16.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

17.	This Plan of Merger has been approved by the board of directors of each of Merger Sub and Scientist pursuant to section 233(3) of the Companies Law.

18.	This Plan of Merger has been authorised by the shareholders of each of Merger Sub and Scientist pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

19.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

3

For and on behalf of ShangPharma Merger Sub Limited:

[Name] Director

For and on behalf of ShangPharma Corporation:

[Name] Director

4